U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          The KingThomason Group, Inc.
                 (Name of small business issuer in its charter)

                         Commission File No. 333-120394

     Nevada                           6411                           73-1602395
--------------            ----------------------------             -------------
  (state of               (Primary Standard Industrial             (IRS Employer
incorporation)             Classification Code Number)              I.D. Number)

                            309 Avenue H, Suite C
                             Redondo Beach, CA 90277
                                  877-540-5484
                                  ------------
             (Address and telephone number of registrant's principal
               executive offices and principal place of business)

                              Thomas J. Kenan, Esq.
                         Fuller, Tubb, Pomeroy & Stokes
                      201 Robert S. Kerr Avenue, Suite 201
                             Oklahoma City, OK 73102
                                  405-235-2575
                                  ------------
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time as determined by market conditions and other factors.

If any of securities being registered on this form are to be offered on a delayed or a continuous basis pursuant to Rule 415 under the securities Act, check this box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         Calculation of Registration Fee

================ ============== ============= ================= ================
    Title of                       Proposed        Proposed
   each class                       maximum         maximum
 of securities       Amount        offering        aggregate       Amount of
     to be           to be           price         offering       registration
   registered      registered      per unit          price            fee
---------------- -------------- ------------- ----------------- ----------------

 Common Stock      10,204,013      $.39(2)      $3,979,565(2)     $504.21(2)

================ ============== ============= ================= ================

(1) In accordance with Rule 416 promulgated under the Securities Act of 1933, this registration statement also covers such indeterminate number of additional shares of common stock as may become issuable upon stock splits, stock dividends or similar transactions.

(2) These 10,204,013 shares are to be offered by selling stockholders from time to time at fluctuating market prices. The registration fee for these shares is based on the average of a bid price of $0.36 and an ask price of $0.42 on January 17, 2005 on the OTC Bulletin Board. Reg. 230.457(c).

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

                                   PROSPECTUS

                          The KingThomason Group, Inc.

                        10,204,013 Shares of Common Stock

         This prospectus relates to the sale of up to 7,304,013 shares of our common stock by Fusion Capital Fund II, LLC and 2,900,000 shares of common stock by other selling stockholders.

         Our common stock is quoted on the Over-the-Counter Bulletin Board Market under the symbol "KGTH." On June 15, 2005, the last reported sale price for our common stock as reported on the Over-the-Counter Bulletin Board Market was $0.18 per share.


         Investing in the common stock involves risks. See "Risk Factors" beginning on page 2 for a discussion of these risks.


         Fusion Capital is an "underwriter" within the meaning of the Securities Act of 1933, as amended.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                The date of this Prospectus is February 2, 2005.

                                TABLE OF CONTENTS
                                -----------------


                                                                            Page
                                                                            ----

Prospectus Summary.........................................................    1
   The Company.............................................................    1
   The Offering............................................................    1

Risk Factors...............................................................    2
Risks Related to Our Business .............................................    2
   We have a limited operating history with significant losses and expect
            losses to continue at least for the next twelve months.........    2
   We will require additional financing to sustain our operations and
            without it we will not be able to continue operations. ........    2
   We have not demonstrated an ability to continue as a "going concern."...    3
   Our success may depend on our ability to retain key personnel...........    3
   We may not be able to maintain the current collaborative
            relationship that our financial services business strategy requires, and if we can not do so our ability to develop
            products and revenue will suffer. .............................    3
   We have not proven that we can compete with larger and better
            capitalized companies. ........................................    4
   Sales of our healthcare insurance products have not yet reached
            the break-even point. .........................................    4
   Our stock is a "penny stock," which inhibits trading in the stock
            and tends to depress the price of the stock. ..................    4
   Should a change in management seem necessary, it will be difficult or even impossible for the non-management stockholders
            to do this.       .............................................    5
   We do not intend to pay dividends. .....................................    5
   We indemnify most acts of our offices and directors. ...................    5
Risks Related to This Offering      .......................................    6
   The trading history of our stock suggests that we may not receive the full $6,000,000 under the common stock purchase
            agreement from the sale of the 6,000,000 shares
            registered herein. ............................................    6
   Fusion Capital's sale of any shares it buys from the company may cause the price of our common stock to decline, which could result in our never receiving even $3,000,000, the minimum amount we believe we need to make a success
            of our credit card program.....................................    6

Use of Proceeds............................................................    6

The Fusion Capital Transaction.............................................    7

   General.................................................................    7
   Purchase of Shares Under the Common Stock Purchase Agreement............    7
   Minimum Purchase Price..................................................    9
   Our Right to Suspend Purchases .........................................    9
   Our Right to Increase and Decrease the Daily Purchase Amount............    9
   Our Termination Rights..................................................    9
   Effect of Performance of the Common Stock Purchase Agreement
            on our Stockholders ...........................................   10
   No Short-Selling or Hedging by Fusion Capital ..........................   10
   Events of Default.......................................................   10
   Commitment Shares Issued to Fusion Capital .............................   11
   No Variable Priced Financings ..........................................   11

Selling Stockholders.......................................................   11

Plan of Distribution.......................................................   14

Legal Proceedings..........................................................   15

Directors, Executive Officers, Promoters and Control Persons ..............   16

Securities Ownership of Beneficial Owners and Management ..................   19

Description of Securities..................................................   20
   Common Stock............................................................   20
   Preferred Stock.........................................................   21
   Series A Preferred Stock................................................   21
   Warrants................................................................   22

Interest of Named Experts and Counsel......................................   22

Indemnification............................................................   22

Description of Business....................................................   24
   Business Development....................................................   24
   Our Business............................................................   24
   Revenue by Sectors......................................................   28
   Distribution Methods....................................................   28
   Competition.............................................................   28
   Dependence on Major Customers or Suppliers .............................   28
   Patents, Trademarks and Licenses........................................   28
   Government Approval of Principal Products or Services...................   29
   Developmental Expenses..................................................   29
   Environmental Laws......................................................   29
   Employees...............................................................   29
   Seasonality.............................................................   29

   Management's Discussion and Analysis ...................................   30
   Off-Balance Sheet Arrangements .........................................   32

Outlook....................................................................   33
   Description of Property.................................................   33
   Relationships and Related Transaction ..................................   33

Penny Stock Regulations....................................................   34
   The Penny Stock Suitability Rule .......................................   35
   The Penny Stock Disclosure Rule ........................................   36
   Effects of the Rule.....................................................   36
   Potential De-Listing of Common Stock ...................................   36
   Reports to Security Holders ............................................   36

Market for Common Equity and Related Stockholder Matters ..................   37
   Equity Compensation Plan Information ...................................   37

Executive Compensation.....................................................   38
   Directors...............................................................   39
   Employment Contracts....................................................   39

Changes in and Disagreements with Accountants on Accounting and
    Financial Disclosure...................................................   39

Additional Information.....................................................   40

Financial Statements.......................................................   40

                               PROSPECTUS SUMMARY

The Company

         We are a Nevada corporation. Our principal executive offices are located at 309 Avenue H, Suite C, Redondo Beach, CA 90277. Our telephone number is 877-540-5484. The address of our website is www.kgth.com. Information on our website is not part of this prospectus.

         We have two divisions, one that offers our proprietary program, based on a credit card, that enables physicians and hospitals to recover delinquent medical fees, and another that markets healthcare insurance products, on a wholesale basis, to retail insurance brokerage firms that offer the products to the large number of underinsured and uninsured people in America. The TotalCare Medical Accounts Receivable Credit Card Program is our product that recovers delinquent medical receivables. Our healthcare insurance products are our SpectraOne and HealthNext Basic Major Medical Plans, Design Savers Guaranteed Issue Medical Discount Plan, Select Dental Plan and, soon, our Smart Solutions Hospital Indemnity Plan.

The Offering

         On October 14, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, pursuant to which Fusion Capital has agreed to purchase, on each trading day, $10,000 of our common stock up to an aggregate of $6.0 million. In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. Fusion Capital, a selling stockholder under this prospectus, is offering for sale up to 7,304,013 shares of our common stock. Other stockholders are offering for sale up to 1,385,000 shares of our common stock and up to 1,515,000 shares of common stock underlying common stock purchase warrants.

         As of October 19, 2004 there were 20,818,084 shares outstanding, including 100,000 shares we issued to Fusion Capital to reimburse it for expenses in connection with the common stock purchase agreement and 1,204,013 shares that we issued to Fusion Capital as compensation for its $6.0 million purchase commitment, but excluding 6,000,000 shares offered for sale by Fusion Capital pursuant to this prospectus and 1,515,000 shares underlying 1,515,000 warrants held by the other selling stockholders. The number of shares offered by this prospectus represents an amount equal to 49% of the total common stock outstanding as of October 19, 2004. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement. The number of shares ultimately offered by the other selling stockholders is dependent upon the number of warrants exercised by them.

                                  RISK FACTORS

         You should carefully consider the following risks before purchasing our common stock. These are the material risks of which we are aware. They make this offering speculative and risky. You should acquire shares of our common stock only if you can afford to lose your entire investment.

                          RISKS RELATED TO OUR BUSINESS

We have a limited operating history with significant losses and expect losses to continue at least for the next twelve months.

         We have no history of profitable operations. We have incurred the following losses:

                           Operating Losses Net Losses

         Fiscal year 2002            $  626,437   $  632,145
         Fiscal year 2003               479,791      536,593
         Fiscal year 2004             1,022,697      240,918
         3 months through 03-31-05       41,704       53,717

         At March 31, 2005 we had an accumulated deficit of $1,874,160.

         Our profitability will require the successful commercialization of our Medical Accounts Receivable Credit Card Program. This program contemplates -

         o        cash outlays of up to $100 for each credit card issued,
         o the escrow of all payments on each credit card for at least one year, and
         o the sale of a credit card to a large purchaser of credit cards only after satisfactory payment performance has been demonstrated by the card holder.

We will require additional financing to sustain our operations and without it we will not be able to continue operations.

         At March 31, 2005 we had a working capital deficit of $575,142. The independent auditor's report for the year ended December 31, 2004 includes an explanatory paragraph to their audit opinion stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. We have an operating cash flow increase of $33,049 in 2004, an operating cash flow deficit of $27,409 in 2003, and an operating cash flow increase of $954 for the three months ended March 31, 2005. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional funds to continue these operations. We need approximately $15,000 in cash per month to continue our operations and the operations of our subsidiaries. The implementation of our plans will require funds in addition to the $15,000 monthly. The implementation of our plans is scalable and can be conducted on a basis relative to the amount of funding we receive. Smaller amounts of capital will allow us to implement our plans more slowly and larger amounts of capital will allow us to implement our plans more quickly.

We have not demonstrated an ability to continue as a "going concern."

         Our independent auditors have expressed their uncertainty with regard to our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our strategy for obtaining additional funding includes the up-to-$6,000,000 common stock purchase agreement we have with Fusion Capital. Yet, we cannot require Fusion Capital to purchase any shares of our common stock on days when the market price of our stock is less than $0.10. (Our common stock has never traded below $0.10 a share.) No trades or actual sales of stock need to occur on a particular trading day in order for us to sell stock to Fusion Capital on that date. Our medical accounts receivable program could stall or terminate due to lack of funding. This could result in the failure of our company. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our success may depend on our ability to retain key personnel.

         We rely on the continued services of several key personnel. These persons are T.E. King III, president and chief financial officer; Hume A. "Tom" Thomason, corporate secretary and a director; and Richard Michel, a director of our KingThomason Credit Cards Services, Inc., subsidiary. They each have specific expertise in either the credit card industry or the insurance industry, expertise that may be difficult to replace. Our lack of success so far in our business may make it difficult to attract suitable replacements.

         We know of no circumstances that would cause any of these persons to leave. Each owns a substantial number of shares of our common stock and is thereby motivated to see our business succeed. Nevertheless, personal financial considerations, incapacity or the death of any of these three executives could cause us to devote considerable time and effort to the search for a suitable replacement. See "Management Information - Directors, Executive Officers and Significant Employees."

We may not be able to maintain the current collaborative relationship that our financial services business strategy requires, and if we can not do so our ability to develop products and revenue will suffer.

         Our medical accounts receivable credit card program requires us to maintain a relationship with CrediTrends in order for us to utilize their existing relationships that allow us to issue the credit cards. They are necessary to our business strategy because they enable us to issue the credit cards that are an integral part of the medical accounts receivable recovery program. We cannot be sure that we will be able to establish any additional relationships to implement our plans or that we can do so on terms favorable to us. At this time we have no reason to believe that the relationship would be terminated. Currently we have an adequate relationship with them to implement our plans but as of yet we have not issued any credit cards.

We have not proven that we can compete with larger and better capitalized companies.

         We have designed and market several healthcare insurance products that provide varying degrees of healthcare coverage for people that have no or inadequate healthcare coverage. We do not sell our products directly to the public. We market our products to retail insurance brokerage firms whose insurance brokers sell them to the consumer. We estimate there are more than 40 million uninsured and underinsured people in this country. Larger and better capitalized insurance companies also market insurance products to this market. Because of our lack of adequate capital, we have yet to demonstrate that we can effectively compete in this underserved market.

         Our medical accounts receivable credit card program is a novel program that provides a mechanism for medical practitioners to receive payments from customers that they may not otherwise collect from. We believe that few, if any, other companies offer this program to medical practices. Due to a lack of capital, we have been unable to launch this program. Should we become able to do so and demonstrate success, larger, better capitalized financial institutions or credit card companies will almost surely offer a similar program.

Sales of our healthcare insurance products have not yet reached the break-even point.

         Because of a lack of capital, we have been unable to commence sales of our Medical Accounts Receivable Credit Card program. But we have commenced sales of our health insurance products. To date, our SpectraOne and HealthNext Programs have sold 1,440 policies that generate approximately $3,000 per month in revenue, Select Dental Plans have sold 1,286 policies that generate over $2,000 per month in revenue, Design Savers Plan sales commenced December 1, 2004 and have not generated any revenue to date and, lastly, Smart Solutions will begin sales in January 2005. The products are offered for sale through retail insurance brokerage firms that sell directly to the consumer. We presently require $15,000 of monthly revenue to break even. We are not yet there.

Our stock is a "penny stock," which inhibits trading in the stock and tends to depress the price of the stock.

         Our common stock is listed on the OTC Bulletin Board. It currently trades at less than $5 a share, which makes it a "penny stock." This subjects broker-dealer firms to the following restrictions and strict regimen if they recommend the stock to customers that do not ordinarily buy or sell penny stocks:

         o the broker-dealer must first "reasonably determine" that transactions in penny stocks are suitable for a specific customer,
         o furnish the customers with a written statement setting forth the basis for this suitability determination,

         o obtain from the customer a written agreement to purchase shares of a specific penny stock, and
         o furnish the customer with a "risk disclosure document" that describes the way the penny stock market functions, the specific penny stock's bid and ask price and the compensation to be paid by the customer to the broker-dealer and its salesperson if the customer buys the penny stock.

Because of these restrictions, which are cumbersome and time-consuming, many broker-dealer firms will not recommend our stock for purchase by their customers. There are many days when our common stock does not trade at all in the over-the-counter market. And, the spread between the quoted bid and ask prices is usually great. A shareholder's ability to resell our stock in the stock market can be limited, which itself can tend to further inhibit the creation of market interest in the stock and to act as a depressant on its price in the stock market. See "Penny Stock Regulations."

Should a change in management seem necessary, it will be difficult or even impossible for the non-management stockholders to do this.

         The company's officers and directors and their affiliates own approximately 77.6 percent of the common stock of the company and thereby are able to determine the outcome of any vote affecting the control of the company. Should present management not improve the performance of the company, there are no provisions for their forcible removal other than a majority vote by the shareholders. Members of management cannot be expected to vote for their removal if they do not consent to such.

We do not intend to pay dividends.

         For the foreseeable future it is anticipated that any earnings that may be generated from operations of the company will be used to finance the growth of our company, and cash dividends will not be paid to holders of the common stock. Accordingly, any success of the company can be realized by its stockholders only by borrowing against their shareholdings or by selling their shares. Shares that secure a loan are subject to being sold by the lender during a drop in the market price of the stock that may be only temporary.

We indemnify most acts of our officers and directors.

         Pursuant to the Nevada Business Corporation Act, under most circumstances the company's officers and directors may not be held liable to the company or its stockholders for errors in judgment or other acts or omissions in the conduct of the company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance. It is difficult under most circumstances for a shareholder to prove fraud, gross negligence or malfeasance. Accordingly, there is little recourse, other than selling their stock, for shareholders that suffer from the incompetence of management. This is particularly so with regard to our company, whose management today own 77.6 percent of the outstanding shares of common stock and cannot be forcibly removed against their will.

                         RISKS RELATED TO THIS OFFERING

The trading history of our stock suggests that we may not receive the full $6,000,000 under the common stock purchase agreement from the sale of the 6,000,000 shares registered herein.

         The selling price of our common stock to Fusion Capital will have to average at least $1.00 per share for us to receive the maximum proceeds of $6.0 million without registering additional shares of common stock. Assuming a purchase price of $0.38 per share (the closing sale price of our stock on
December 7, 2004) and the purchase by Fusion Capital of the full 6,000,000 shares under the common stock purchase agreement, proceeds to us would only be $2,800,000 unless we choose to register more shares which we have the right but not the obligation to do. $2,280,000 may not be sufficient to fully implement our business plan and we may need to register additional shares of our common stock which we have the right but not the obligation to do. And, the registration and sale of additional shares to Fusion Capital will cause additional dilution to other shareholders and likely act to depress the market price of our stock. While $2,280,000 would support current operations and allow us to implement some of our plans, it would be on a reduced scale. We estimate we will require a minimum of $3,000,000 to achieve any significant success.

Fusion Capital's sale of any shares it buys from the company may cause the price of our common stock to decline, which could result in our never receiving even $3,000,000, the minimum amount we believe we need to make a success of our credit card program.

         Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. The sale by Fusion Capital of a substantial number of shares of our common stock that it has purchased from us could cause the trading price of our common stock to decline. We have the right to require Fusion Capital to purchase from us $10,000 worth of our common stock each trading day provided our stock price equals or exceeds $0.10. Further, we cannot require Fusion Capital to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.10. Should the price of our common stock decline it may be more difficult for us to raise capital from any sources and we may not elect to sell shares of our common stock to Fusion Capital.

                                 USE OF PROCEEDS

         This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering, and we will pay the costs of registering these shares. However, we may receive up to $6.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement, and we may receive up to $757,500 from the exercise by the other selling stockholders of the 1,515,000 warrants held by them. Any proceeds from Fusion Capital we receive under the common stock purchase agreement and through the exercise of the warrants will be used in the set-up costs associated with our Medical Accounts Receivable Credit Card Program, for working capital and general corporate purposes.

                         THE FUSION CAPITAL TRANSACTION

General

         On October 14, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading day during the term of the agreement, $10,000 of our common stock or an aggregate of $6.0 million. The $6.0 million of common stock is to be purchased over a 30 month period. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $0.10.

         We have authorized the sale and issuance of 6,000,000 shares of our common stock to Fusion Capital under the common stock purchase agreement of which we have registered 6,000,000. We estimate that the maximum number of shares we will sell to Fusion Capital under the common stock purchase agreement will be 6,000,000 shares (exclusive of 1,204,013 shares issued to Fusion Capital as the commitment fee and 100,000 shares issued to Fusion Capital to reimburse it for expenses incurred in connection with the execution of the Common Stock Purchase Agreement) assuming Fusion Capital purchases all $6.0 million of common stock.

Purchase Of Shares Under The Common Stock Purchase Agreement

         Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the agreement $10,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $10,000 unless our stock price is above $0.50 per share for five consecutive trading days. The purchase price per share is equal to the lesser of:

         o the lowest sale price of our common stock on the purchase date; or

         o the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.


         The   purchase   price  will  be  adjusted   for  any   reorganization,
recapitalization,  non-cash dividend,  stock split, or other similar transaction occurring  during the  trading  days in which the  closing  bid price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its  affiliates,  would  beneficially  own more  than 9.9% of our  common  stock outstanding at the time of the purchase by Fusion Capital.  However, even though
Fusion  Capital may not  receive  additional  shares of our common  stock in the event  that  the  9.9%  limitation  is ever  reached,  Fusion  Capital  is still obligated  to pay to us $10,000 on each  trading  day,  unless the common  stock purchase agreement is suspended,  an event of default occurs or the agreement is terminated.  Under these  circumstances,  Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%.  Fusion Capital has the right at any time to sell any shares purchased  under the common  stock  purchase  agreement  which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.

         The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares of our common stock offered by this prospectus at varying purchase prices:

                 Percentage Outstanding      Proceeds from the Sale of
   Assumed       Number of Shares to be   After Giving Effect to the    Shares to Fusion Capital Under
   Average           Issued if Full            Issuance to Fusion          the Common Stock Purchase
Purchase Price          Purchase                  Capital(1)                       Agreement
--------------          --------                  ----------                       ---------
$0.10                  6,000,000                     22.4                          $ 600,000
$0.20(2)               6,000,000                     22.4                          $1,200,000
$0.50                  6,000,000                     22.4                          $3,000,000
$1.00                  6,000,000                     22.4                          $6,000,000
$1.50                  4,000,000                     16.1                          $6,000,000
$2.00                  3,000,000                     12.6                          $6,000,000

--------------------

         (1) Based on 20,818,084 shares outstanding as of October 19, 2004. Includes the issuance of 1,204,013 shares of common stock issuable to Fusion Capital as a commitment fee, 100,000 shares issued to Fusion Capital for reimbursement of its expenses in connection with the Common Stock Purchase Agreement and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.
         (2)      Closing sale price of our common stock on October 18, 2004.

We estimate that we will issue no more than 7,304,013 shares to Fusion Capital, including the shares issued as a commitment fee and expense reimbursement. We have the right to terminate the agreement without any payment or liability to Fusion Capital at any time, including in the event that more than 7,304,013 shares are issuable to Fusion Capital under the common stock purchase agreement.

Minimum Purchase Price

         We have the right to set a minimum purchase price ("floor price") at any time. Currently, the floor price is $0.25. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. However, the floor price cannot be less than $0.10. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price. Since January 1, 2004, our common stock has traded below the $0.25 floor price on 10 days. The last reported trade below $0.25 was on September 16, 2004.

Our Right To Suspend Purchases

         We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day's notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right To Increase and Decrease the Daily Purchase Amount

         Under the common stock purchase agreement Fusion Capital has agreed to purchase on each trading day during the 30 month term of the agreement, $10,000 of our common stock or an aggregate of $6.0 million. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day's notice. In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount.

         We also have the right to increase the daily purchase amount as the market price of our common stock increases. Specifically, for every $.10 increase in Threshold Price above $.40, the Company shall have the right to increase the daily purchase amount by up to an additional $2,500. For example, if the Threshold Price is $.60 we would have the right to increase the daily purchase amount to up to an aggregate of $15,000. The "Threshold Price" is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. If at any time during any trading day the sale price of our common stock is below the Threshold Price, the applicable increase in the daily purchase amount will be void.

Our Termination Rights

         We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. Such notice shall be effective one trading day after Fusion Capital receives such notice.

Effect of Performance of the Common Stock Purchase Agreement on our Stockholders

         All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 30 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

No Short-Selling or Hedging by Fusion Capital

         Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

         Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

         o the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

         o suspension by our principal market of our common stock from trading for a period of three consecutive trading days;

         o the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq National Market, the Nasdaq National SmallCap Market, the New York Stock Exchange or the American Stock Exchange;

         o the transfer agent`s failure for five trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;


         o any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us subject to a cure period of ten trading days; or

         o any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Commitment Shares Issued to Fusion Capital

         Under the terms of the common stock purchase  agreement  Fusion Capital has received 1,204,013 shares of our common stock as a commitment fee. Unless an event of default  occurs,  these shares must be held by Fusion  Capital until 30 months  from the date of the common  stock  purchase  agreement  or the date the common stock  purchase  agreement  is  terminated.  We have also issued  100,000 shares of common  stock to Fusion  Capital to  reimburse  it for its expenses in connection with the Common Stock Purchase Agreement.

No Variable Priced Financings

         Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital's prior written consent.

                              SELLING STOCKHOLDERS

The following  table presents  information  regarding the selling  stockholders.
Other  than as  noted  by a  footnote,  no  selling  stockholder  nor any of its
affiliates   has  held  a  position  or  office,   or  had  any  other  material
relationship, with us.

                                                                       Percentage of                 Percentage of
                                                                        Outstanding                   Outstanding
                                                           Shares          Shares       Shares To       Shares
                                                        Beneficially    Beneficially   Be Sold In    Beneficially
                                                        Owned Before    Owned Before       The        Owned After
      Selling Stockholder                                 Offering        Offering      Offering       Offering
      -------------------                                 --------        --------      --------       --------
Fusion Capital Fund II, LLC (1)(2)                        1,304,013         6.3        7,304,013           0

Albert Welsh(3)                                              50,000                       50,000           0

David Bray(3)                                                50,000                       50,000           0

Sherwood Lee Wallace(3)                                      50,000                       50,000           0

Sid L. Anderson(4)                                           225,000                     225,000           0

Kiowa Oil Company(5)                                          25,000         *            25,000           0

Southwest Products Corporation(5)                             25,000         *            25,000           0




                                       11

Gary E. Bryant, Custodian for Chase Palm(5)                   25,000         *            25,000           0

Gary E. Bryant, Custodian for Brent M. Zechiel (5)            25,000         *            25,000           0

Gary E. Bryant, Custodian for Preston Palm(5)                 25,000         *            25,000           0

Julie M. Bryant (5)                                           25,000         *            25,000           0

Suzanne V. Bryant, Custodian for Donald Joseph Grimes         25,000         *            25,000           0
(5)

Suzanne V. Bryant, Custodian for Carson Paul Jones(5)         25,000         *            25,000           0

Suzanne V. Bryant, Custodian for Caden Alexander              25,000         *            25,000           0
Jones(5)

Suzanne V. Bryant, Custodian for John A. Kerr (5)             25,000         *            25,000           0

J.A. Anderson (5)                                             25,000         *            25,000           0

John Song(5)                                                  25,000         *            25,000           0

Cindi Song (5)                                                25,000         *            25,000           0

Marilyn C. Kenan, Trustee, Marilyn C. Kenan Trust(9)         125,000         *           125,000           0

Frank Hickey(6)                                               50,000         *            50,000           0

Jenel A. Anderson-Frahm (7)                                  250,000         *           250,000           0

Christopher R. Snyder(5)                                      25,000         *            25,000           0

Derek R. Horn(6)                                              50,000         *            50,000           0

Renee Varela(6)                                               50,000         *            50,000           0

Margaret R. Bryant(5)                                         25,000         *            25,000           0

Aaron Shrira(5)                                               25,000         *            25,000           0

John Hudson(5)                                                25,000         *            25,000           0

Janet S. Hudson(6)                                            50,000         *            50,000           0

Virginia Cobb(6)                                              50,000         *            50,000           0

Mike McGuire(6)                                               50,000         *            50,000           0

Joe R. Love(5)                                                25,000         *            25,000           0

Wachovia Securities C/F FBO Stephen B. English (7)           250,000                     250,000           0

Louise Horn(5)                                                25,000         *            25,000           0

NFS LLC/FMTC FBO Wayne M. Hamersly (8)                       375,000         *           375,000           0

Frank Hickey (5)                                              25,000         *            25,000           0

Richard A. Good (5)                                           25,000         *            25,000           0

Robert V. Torsberg(5)                                         25,000         *            25,000           0

Martha B. Jarrett(5)                                          25,000         *            25,000           0

Shoulda Partners, LP(10)                                     625,000         *           625,000           0

Sandra Kaye Brogden(6)                                        50,000         *            50,000           0

--------------------
*        Less than 1 percent.

(1) As of the date hereof, 1,204,013 shares of our common stock have been acquired by Fusion Capital under the common stock purchase agreement as "commitment shares" and 100,000 shares were acquired to reimburse it for its expenses in connection with the common stock purchase agreement. Fusion Capital may acquire up to an additional 6,000,000 shares under the common stock purchase agreement and this prospectus. Percentage of outstanding shares is based on 20,818,084 shares of common stock outstanding as of the date hereof together with (i) 6,000,000 additional shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement and this prospectus after the date hereof and (ii) 1,505,000 additional shares of common stock that may be acquired through exercise of the warrants held by the other selling stockholders - for a total of 28,323,084 shares. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion Capital is still obligated to pay to us $10,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion Capital will ever reach the 9.9% limitation.
(2) Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the 7,304,013 shares being offered under this prospectus by Fusion Capital.
(3)      Advisory director of our company.
(4) Mr. Anderson has consulted with our company concerning strategies for increasing the company's capital.
(5) Includes 15,000 shares underlying warrants, including 5,000 shares exercisable at $.25, 5,000 shares exercisable at $.50, and 5,000 shares exercisable at $.75. The warrants are exercisable until September 1, 2006
(6) Includes 30,000 shares underlying warrants, including 10,000 shares exercisable at $.25, 10,000 shares exercisable at $.50, and 10,000 shares exercisable at $.75. The warrants are exercisable until September 1, 2006
(7) Includes 225,000 shares underlying warrants, including 75,000 shares exercisable at $.25, 75,000 shares exercisable at $.50, and 75,000 shares exercisable at $.75. The warrants are exercisable until September 1, 2006
(8) Includes 150,000 shares underlying warrants, including 50,000 shares exercisable at $.25, 50,000 shares exercisable at $.50, and 50,000 shares exercisable at $.75. The warrants are exercisable until September 1, 2006
(9) Includes 75,000 shares underlying warrants, including 25,000 shares exercisable at $.25, 25,000 shares exercisable at $.50, and 25,000 shares exercisable at $.75. The warrants are exercisable until September 1, 2006
(10) Includes 375,000 shares underlying warrants, including 125,000 shares exercisable at $.25, 125,000 shares exercisable at $.50, and 125,000 shares exercisable at $.75. The warrants are exercisable until September 1, 2006

                              PLAN OF DISTRIBUTION

         The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, a selling stockholder, and other selling stockholders, all of whom are listed above under the heading "Selling Stockholders." The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

         o        ordinary brokers' transactions;
         o        transactions involving cross or block trades;
         o through brokers, dealers, or underwriters who may act solely as agents
         o        "at the market" into an existing market for the common stock;
         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
         o        in privately negotiated transactions; or
         o        any combination of the foregoing.

         In order to comply with the securities laws of states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

         Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

         Fusion Capital is an underwriter and the other selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act.

         Neither we nor any of the selling stockholders can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between any of the selling stockholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

         We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

         Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

         We have advised each of Fusion Capital and the other selling stockholders that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

         This offering will terminate on the date that all shares offered by this Prospectus have been sold by the selling stockholders.

                                LEGAL PROCEEDINGS

         Neither KingThomason Group nor any of its property is a party to or the subject of a pending legal proceeding.

         We are unaware of any proceeding that a governmental authority is contemplating that would involve us or any of our property.

         We are unaware of any material proceeding to which any director, officer or affiliate of the company, any owner of record or beneficially of more than five percent of any class of voting securities of the company, or security holder is a party adverse to the company or has a material interest adverse to the company.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below are the names and terms of office of each of the directors, executive officers and significant employees of the KingThomason Group and of its subsidiaries and a description of the business experience of each.

            The KingThomason Group, Inc. (the Nevada holding company)

---------------------------- --------------------------- ------------- ---------
                                                          Office Held   Term of
        Person                        Office                 Since      Office
---------------------------- --------------------------- ------------- ---------
T.E. King III, 36            President,                      7-00        06-05
                             Chief Financial Officer and     7-00        06-05
                             Director                        7-00        06-05
---------------------------- --------------------------- ------------- ---------
Hume A. "Tom" Thomason, 62   Secretary and                   7-00        06-05
                             Director                        7-00        06-05
---------------------------- --------------------------- ------------- ---------
William T. Walker, Jr., 67   Director                        4-02        06-05
---------------------------- --------------------------- ------------- ---------


                         KingThomason, Inc. (California)

---------------------------- --------------------------- ------------- ---------
                                                          Office Held   Term of
        Person                        Office                 Since      Office
---------------------------- --------------------------- ------------- ---------
T.E. King III, 36            Chief Financial Officer,        9-98        06-05
                             Secretary and                   9-98        06-05
                             Director                        9-98        06-05
                                                             9-98        06-05
---------------------------- --------------------------- ------------- ---------
Hume A. "Tom" Thomason, 62   President, Director             9-98        06-05
---------------------------- --------------------------- ------------- ---------


                      KingThomason Financial Services, Inc.

---------------------------- --------------------------- ------------- ---------
                                                          Office Held   Term of
        Person                        Office                 Since      Office
---------------------------- --------------------------- ------------- ---------
Hume A. "Tom" Thomason, 62              Director             4-99        06-05
---------------------------- --------------------------- ------------- ---------
T.E. King III, 36            Chief Financial Officer,        4-99        06-05
                             Secretary and                   4-99        06-05
                             Director                        4-99        06-05
---------------------------- --------------------------- ------------- ---------


                    KingThomason Credit Cards Services, Inc.

---------------------------- --------------------------- ------------- ---------
                                                          Office Held   Term of
        Person                        Office                 Since      Office
---------------------------- --------------------------- ------------- ---------
Hume A. "Tom" Thomason, 62   Director                        1-00        06-05
---------------------------- --------------------------- ------------- ---------
T.E. King III, 36            President,                      1-00        06-05
                             Chief Financial Officer,        1-00        06-05
                             Secretary and                   1-00        06-05
                             Director                        1-00        06-05
---------------------------- --------------------------- ------------- ---------
Richard Michel, 63           Director                        1-01        06-05
---------------------------- ----------------------------------------- ---------

         Business Experience:

         Thomas "Tim" King. Mr. King received a bachelor-of-science degree in business administration in 1990 at the University of Southern California. From July 1990 until January 1992 he was a representative of Amplicon Financial, Inc. of Santa Ana, California, a company that leased high-tech hardware and software systems. From January 1992 until July 1992 he was a representative of his father's investment banking company, King & Associates of Los Angeles. From July 1992 until September 1993 he was a foreign exchange department manager of Tokyo International Investments, Ltd. of San Francisco, California. From September 1993 until April 1996 he was a co-founder, director and vice president of G-5 Global Investments of San Francisco, California, a private hedge fund active in the currency markets. From April 1996 until May 1998 he was a district manager of SunAmerica Securities, Inc. of Concord, California, a securities market financial consulting firm. In May 1998 he co-founded KingThomason, Inc. of San Ramon, California and has served as a director and its president since its inception. Mr. King devotes 100 percent of his time to the business of KingThomason.

         Hume A. (Tom) Thomason. Mr. Thomason received a bachelor-of-science degree in 1965 from Arizona State University. He subsequently pursued graduate studies at the University of Southern California and attended extension courses at LaSalle University and management courses at Harvard College. From 1977 until 1981 he was a vice president of new business development of Angelo, Hawkins & Thomason of Sacramento, California, a property, casualty and life insurance agency. From 1981 until 1983 he was vice president of marketing of Thomas Underly Development Company of Sacramento, California, a commercial real estate development company. From 1984 until 1986 he was an independent insurance agent in Orange County, California, and sold commercial property and casualty, benefits, pension and life insurance products to commercial accounts he developed. From 1987 until 1991 he sold the same type of insurance products to new corporate clients for Sedgwick James and RBH Insurance Brokers of Los Angeles, California. From 1991 until 1994 he was again an independent insurance agent selling the same types of insurance products out of his offices in Los Angeles, California. From 1994 until 1997 he was the vice president of marketing and sales of America China Enterprises, Inc. of San Ramon, California, a company that sells a portfolio of insurance products and financial services in California and in foreign markets. In 1998 he co-founded KingThomason, Inc. and has served as a director and its corporate secretary since its inception. Mr. Thomason devotes 100 percent of his time to the business of KingThomason.

         William T. Walker Jr. - Board of Directors. Bill Walker is an outside director with extensive experience in the investment banking and corporate management arena. During his career he has run his own investment-banking firm, Walker Associates. Additionally, he has served as Executive Vice President,
Manager Investment Banking, Member of the Board and Executive Committee, Chairman of the Underwriting Committee at BATEMAN EICHLER, HILL RICHARDS, Partner, Manager of the Syndicate Department and Supervisor of the Institutional Department in the New York headquarters for GLORE FORGAN, WILLIAM R. STAATS & CO. He has been directly involved with and responsible for the financial planning, direction and performance of both the Corporate Finance Departments and the Syndicate Departments. He has consulted with corporations in preparation for public and private offerings and private financing as well as assisted public companies with their financial public relations. He holds a degree from

Stanford University, Palo Alto California and Culver Military Academy, Culver Indiana. He also served in the United States Air Force and California Air National Guard. Mr. Walker serves as a director of the following companies that file periodic reports with the Securities and Exchange Commission: Health Sciences Group, Inc.; Supra Life International; Stone Mountain Holdings; Desert Health Products, Inc.; and Didig Technologies.

         Richard Michel. Mr. Michel has over 27 years of professional experience in the health insurance industry. After graduating from Syracuse University with a degree in business, he was employed as a medical claims administrator from 1974 to 1988. From 1988 to 1994 he was employed by Ventura County Foundation for Medical Care (California) as its director of marketing and public relations with regard to its managed care and related programs for over 40,000 insured members. From 1994 to the present he has served as the chief executive officer of Ventura County Foundation for Medical Care (California) and coordinated managed care programs serving over 1,500 health care providers. From 1995 to the present he has served also as the chief executive officer of Los Angeles Foundation for Medical Care (California) and coordinated managed care programs serving over 10,000 health care providers. From 1995 to the present he has served also as president of Cal-Centurion Management Insurance Company of Ventura, California and managed its operations with regard to group, individual, fully insured and self-insured health care programs as well as directing its physicians group networks and risk sharing programs. From 1995 to the present he has also served as president of Ventura Insurance Administrators of Ventura, California and served as a third party administrator for local, statewide and national health insurance employer groups. In January 2001 he joined KingThomason as a director of KingThomason Credit Card Services, Inc. Mr. Michel devotes 50 percent of his time to the business of KingThomason.

         No executive officer, director, person nominated to become a director, promoter or control person of our company has been involved in legal proceedings during the last five years such as

         o        bankruptcy,

         o criminal proceedings (excluding traffic violations and other minor offenses), or

         o proceedings permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

         Nor has any such person been found by a court of competent jurisdiction in a civil action, or the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.


                    SECURITIES OWNERSHIP OF BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table shows information as of June 15, 2005 with respect to each beneficial owner of more than five percent of each class of voting stock of KingThomason Group, and to each of the officers and directors of KingThomason
Group individually and as a group:

                                                          Common Stock           Series A Preferred Stock(1)
                                                          ------------           ---------------------------
                                                  No. of Shares    % of Class    No. of Shares    % of Class
                                                  -------------    ----------    -------------    ----------
T.E. King III                                      6,593,464(2)   31.6            1,000,000(1)         50
309 Avenue H, Suite C
Redondo Beach, CA 90277

Hume A. ("Tom") Thomason                           5,993,463(2)   28.7            1,000,000(1)         50
309 Avenue H, Suite C
Redondo Beach, CA 90277

Richard Michel                                       131,062       0.6                    0             0
1275-4 Sea Cliff Court
Ventura, CA 93003

William T. Walker, Jr.                               150,000(3)    0.7                    0             0
P. O. Box 10684
Beverly Hills, CA 90213

Fusion Capital Fund II, LLC                        1,304,013(4)     6.2                   0             0
222 Merchandise Mart Plaza, Ste 9-112
Chicago, IL 60654


Officers and Directors as a Group (4 persons)     12,867,989       61.6           2,000,000           100

(1) The shares of Series A Preferred Stock are entitled to 10 votes a share on all matters voted upon by the stockholders of KingThomason Group. Each 2 shares of such Preferred Stock are convertible by the holder at any time into 1 share of Common Stock.
(2) Includes 800,000 shares of Common Stock this person does not own but has the right to acquire within 60 days through the exercise of 300,000 stock options and the conversion of 1,000,000 shares of Series A Preferred Stock into 500,000 shares of Common Stock.
(3) Includes 100,000 shares of Common Stock this person does not own but has the right to acquire within 60 days through the exercise of 100,000 stock options.
(4) As of the date hereof, 1,204,013 shares of our common stock have been acquired by Fusion Capital under the common stock purchase agreement as "commitment shares" and 100,000 shares were acquired to reimburse it for its expenses in connection with the common stock purchase agreement. Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital.


         There are no arrangements which may result in a change in control of the company.

                            DESCRIPTION OF SECURITIES

         The company is authorized to issue 100 million shares of common stock, $0.001 par value, and 10 million shares of preferred stock, $0.001 par value. The presently outstanding 20,895,878 shares of common stock and 2,000,000 shares of Series A Convertible, Voting Preferred Stock are fully paid and nonassessable.

Common Stock

         Voting Rights. Holders of shares of common stock are entitled to one vote a share on all matters submitted to a vote of the stockholders. Shares of common stock do not have cumulative voting rights, which mean that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

         Dividend Rights. Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available therefor.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of the company, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to stockholders after distributions are made to the holders of the company's preferred stock.

         Preemptive Rights. Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

         Registrar and Transfer Agent. The company's registrar and transfer agent is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, TX 75034.

         Dissenters' Rights. Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as

         o        mergers,

         o        consolidations,

         o        reorganizations,

         o        substantial asset sales,

         o        liquidating distributions, and

         o        amendments to the company's certificate of incorporation.

         Change of Control. There are no provisions in the charter or bylaws that would delay, defer or prevent a change in control of our company.

Preferred Stock

         The company is also authorized to issue 10 million shares of preferred stock, $0.001 par value.

         The preferred stock or any series of preferred stock has no qualities or preferences over the common stock until the board of directors acts. The board can designate discreet series of the preferred stock. By board resolution it can carve out a series of preferred stock with specific qualities or preferences.

Series A Preferred Stock

         We have authorized and issued 2,000,000 shares of Series A Convertible, Voting Preferred Stock, which stock -

         o is voting and is entitled to 10 votes a share in all matters submitted to a vote of all stockholders,

         o        does not carry preemption rights,

         o is convertible by the holder at any time, one share of preferred stock into one-half share of common stock, and, until converted, to have the same dividend rights as one share of common stock,

         o automatically converts into common stock at such time as the initial holder shall transfer the preferred shares to a third person or leaves the employ of the company, and

         o has no preference over the company's common stock in the event of the liquidation and dissolution of the company.

Warrants

         In connection with the sale of 1,385,000 shares of common stock in non-public offerings during the period from May 4, 2004 to September 1, 2004, we issued 1,515,000 common stock purchase warrants. The warrants are in three series, as follows:

         o 505,000 A Warrants, each exercisable at $0.25 through September 1, 2006,
         o 505,000 B Warrants, each exercisable at $0.50 through September 1, 2006, and
         o 505,000 C Warrants, each exercisable at $0.75 through September 1, 2006.

         This Prospectus registers for resale the 1,515,000 shares of common stock reserved for issuance upon the exercise of the common stock purchase warrants.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

         Thomas J. Kenan is named in the registration statement of which this prospectus is a part as having given an opinion on the validity of the offered securities. He is the record and beneficial owner of 156,529 shares of common stock of our company. His spouse, Marilyn C. Kenan, is the trustee and sole beneficiary of the Marilyn C. Kenan Trust, which is the record owner of 71,019 shares of common stock of the company. Mr. Kenan disavows any beneficial interest in the shares owned of record by such trust.

                                 INDEMNIFICATION

         Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are parties or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnity includes reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, such indemnity shall not apply on account of -

         o acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;
         o        unlawful distributions; or
         o any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

         With  respect  to  any  criminal  action  or  proceeding,   these  same
indemnification authorizations apply if these persons had no reasonable cause to believe their conduct was unlawful.

         In the case of any action by the corporation against such persons, the corporation is authorized to provide similar indemnification. But, if any such persons should be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification.

         To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

         Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any bylaw, agreement, or vote of stockholders or disinterested directors. In such regard, a Nevada corporation behalf of any person who is or was a director, officer, employee or agent of the corporation.

         As a result of such corporation law, KingThomason Group may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents, as such.

         Because our principal officers are in California,  we may be limited by
Section 2115 of the California General Corporation Laws in our ability to indemnify our officers, directors, employees or other agents to circumstances where such indemnity is authorized by -

         o a majority vote of a quorum or our board of directors consisting of directors who are not party to the proceedings;
         o approval of our stockholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or
         o a court in which the proceeding is or was pending upon application by designated parties.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                             DESCRIPTION OF BUSINESS

Business Development.

The KingThomason Group, Inc. was incorporated in Nevada on November 8, 2000. On December 7, 2001 it was the surviving corporation in a merger between it and KingThomason, Inc., which was incorporated in Nevada on July 21, 2000, after nearly three years of planning and product development by its founders, Tom Thomason and T.E. ("Tim") King III. Until December 31, 2000 the founders of KingThomason, Inc. operated through Subchapter S corporations that were created since 1998 and owned the different products and programs that have been developed. (A Subchapter S corporation is a small business corporation whose income, with some exceptions, is not taxed at the corporate level but is passed through and taxed to its stockholders.) On December 31, 2000 the interests of the founders in these Subchapter S corporations were transferred to KingThomason, Inc., which thereby owned 100 percent of the equity in each of its ten subsidiaries. The Subchapter S status of all the corporations in the group was terminated, and on December 7, 2001, the merger between The KingThomason Group, Inc. and KingThomason, Inc. was effected. The historical financial statements of the post-merger company are those of KingThomason, Inc.

Our Business.

         Presently  we  have  two  wholly  owned  and  operating   subsidiaries,
KingThomason Credit Card Services, Inc. (KTCC) and KingThomason, Inc. (KTI) -

         o KTCC offers a proprietary patient-pay medical accounts receivable recovery program, TotalCare, based on a credit card, that enables physicians and hospitals to recover that portion of a medical provider's bill not covered by insurance and that is the responsibility of the patient, and
         o KTI markets healthcare insurance products, on a wholesale basis, to retail insurance brokerage firms that offer the products to the underinsured and uninsured, and
         o A sub-division of KTI that provides a broad range of consulting services to insurance companies by way of a marketing and sales development agreement with Intelli-Services.

         The following is a brief description of our two divisions:

         1.       TotalCare Medical Accounts Receivable Credit Card Program

                  Participating physicians and hospitals assign their past due patient-pay receivables to KTCC. KTCC offers the then past due patients a MasterCard credit card enabling the patient with a flexible means to pay down their medical bill on a monthly basis. After a 12 month period, the Company is able to monetize the performing credit cards and return up to 70% of the original receivable amount to the physician. KingThomason retains the remaining 30%.

                  The TotalCare Program offers a solution that is designed to recover a significantly higher percentage of past due patient-pay accounts receivable, and in less time, than the traditional collection process. Furthermore, there is no cost to the physician and the process can be expected to help repatriate the patient's relationship with their physician. To date we have realized no revenues from this segment of our business due to a previous lack of funding.

                  Marketing

                  We have a growing number of agreements in place to market the medical accounts receivable program including:

                  o        An  April  1,  2002  agreement   with   Cal-Centurion
                           Management       Insurance       Services,       Inc.
                           ("Cal-Centurion"). Cal-Centurion represents specific healthcare providers in the Los Angeles and Ventura County Medical Foundations throughout Southern

                           California whose high priority is to address the issue of past due accounts receivable that keep expanding. For its efforts, Cal-Centurion will receive a commission on the revenues received by us derived from Cal-Centurion clients enrolled in our credit card program.

                  o A March 6, 2004 agreement with Medical Capital Corporation. Medical Capital Corporation is a company that represents specific health care providers and institutions in the United States and is especially focused on the issue of past due accounts receivable. Pursuant to our March 6, 2004 agreement, Medical Capital Corporation will promote our credit card program with its clients. We will pay a commission to it based on the revenues we receive from Medical Capital Corporation's clients for the recovery of past due accounts receivable.

                  o        An August  22,  2003  agreement  with  PracticeXpert.
                           PracticeXpert is in the business of managing healthcare practices and improving their operational billing procedures and efficiencies. Pursuant to the August 22nd agreement PracticeXpert is commencing the integration of our TotalCare Medical Accounts Receivable Credit Card Program into their product offerings to help their clients recapture a greater percentage of their private-pay medical receivables.

                  o An April 1, 2002 agreement with The Independent Physicians Association of America (TIPAAA). TIPAAA is the leading trade association serving Independent Physician Associations (IPAs). They are in 39 states and represent more than 300,000 physicians affiliated with IPAs. TIPAAA's mission is to provide services that assist IPAs in improving their overall operations and to become more cost efficient in the managed care environment. TIPAAA intends to integrate the TotalCare program into the basket of services they offer to their members

         2.       Healthcare Product Offerings

                  We operate as a Master General Insurance Agency or MGA as it is better known in the insurance industry. As an MGA we market, on what can be described as a wholesale basis, our insurance products to retail insurance agencies whose insurance brokers, in turn, offer the insurance products for sale to the general public. At this time there are approximately 200 brokers selling our insurance products. The three healthcare products currently being sold generate revenue to us in the form of a commission that is paid monthly for each policy that is active that month.

                  SpectraOne and HealthNext Major Medical Insurance Plans

                  These two programs provide a basic major medical plan to an underserved market of uninsured people. It is affordable to that segment of the population that is incapable to pay all-inclusive medical insurance but need more protection than a hospital-only plan with minimal coverage. With $2,000,000 in coverage, the plan offers an affordable alternative to little or no medical insurance. The plan features a simplified application, is easy for an agent to sell and costs, on average, only fifty percent of an all-inclusive medical insurance plan. The plans are provided by American Select Insurance Management Corporation.

                  American Select Insurance Management Corporation ("American Select") manages medical insurance programs for insurers. Our December 1, 2001 agreement with American Select provides that we are the exclusive marketing agent of American Select's limited medical plans in states where we are licensed to sell our two limited medical plans.

                  We are responsible for recruiting all agents that will sell the limited medical plan and for providing all marketing materials. We receive fees and commissions attributable to our recruitment of agents for American Select and their sales of the insurance products.

                  The term of our agreement with American Select depends on the attainment of stated production goals. It can be canceled if either party's license to solicit insurance business expires or is terminated. The American Select Plans now being offered are the SpectraOne and HealthNext Plans.

                  Design Savers Guaranteed Issue Medical Discount Plan

                  The Design Savers Guaranteed Issue Medical Discount Plan is a proprietary discount medical plan that provides the plan member with deep discounts (30% to 70%) on medical services nationally. These services include services at acute care hospitals, skilled nursing facilities, primary and specialty care physicians, dental procedures, prescription drugs, chiropractic and eyewear.

                  Select and First Choice Dental Plans

                  The Select and First Choice Dental Plans are individual and group insured dental plans underwritten by SafeGuard Insurance Company. The plan features include an annual benefit of $1,000, no age limit, no waiting period on major dental work, more than 175 dental procedures covered, and the rate is guaranteed for 12 months.

                  Smart Solutions Hospital Indemnity Plan

                  The Smart Solutions Hospital Indemnity Plan is guaranteed issue hospital/medical insurance. The policy provides for stated limited benefits for hospital and medical costs and includes a discount component for physician costs. The plan provides for a wide range of benefits including hospital costs, ICU expenses, critical care cash benefit, surgical procedures, lab service, doctor office visits, disability income and prescription drug. This plan is expected to be available for sale in January 2005.

                  Consulting Services

                  The Consulting Services Division provides marketing and developmental support to companies that are trying to develop and bring to market products and service that are directly involved in the insurance industry and its many affiliated businesses.

         3.       Transaction with Fusion Capital Fund II, LLC

                  On October 14, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase on each trading an aggregate of $6.0 million. The $6.0 million of common stock is to be purchased over a 30 month period. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price.

                  The Company has authorized the sale and issuance of 6,000,000 shares of our common stock to Fusion Capital under the common stock purchase agreement of which we have registered 6,000,000. We estimate that the maximum number of shares we will sell to Fusion Capital under the common stock purchase agreement will be 6,000,000 shares.

                  Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the agreement $10,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $10,000 unless our stock price is above $0.50 per share for five consecutive trading days.


Revenue by Sectors. Revenues from our subsidiaries during 2002, 2003 and 2004 are as follows:



                                               2002      2003      2004
                                               ----      ----      ----


         KingThomason, Inc.                   $8,744   $19,080   $73,231
         KingThomason Financial Services     $14,156      $670      $710
         KingThomason Credit Card Services        $0        $0        $0

Distribution Methods.

         We distribute, or in some instances plan to distribute, our healthcare products through existing retail broker networks. We operate as a Master General Insurance Agency that wholesales insurance products to retail insurance agencies that ultimately sell to the consumer. The agencies and their respective agents and brokers are independent contractors that sell and promote our products and services as they feel appropriate for their clients. The agencies are paid a commission directly from the insurance company as they complete sales. The insurance companies take the responsibility to license and maintain proper documentation for the agents that sell our products, which means that we do not have the responsibility to do so.

         We plan to distribute our medical-accounts-receivable credit card program through our marketing agreements with Cal-Centurion and with Medical Capital Corporation. We will work jointly with them to promote the service to healthcare providers and ultimately to provide the credit card to their patients through our relationship with CrediTrends.

Competition.

         Our Medical Accounts Receivable Credit Card Program was created by us and - to our knowledge - is unique and has no competition. Our HealthNext Basics Major Medical Plan is targeted to an underserved market of uninsured or underinsured people and competes with numerous other companies offering major medical insurance coverage.

Dependence on Major Customers or Suppliers.

         We are not dependent on one or a few customers.

Patents, Trademarks and Licenses.

         We have a Trademark pending for the name SpectraOne, the name of our Basic Major Medical Plan and a Copyright Use Mark for TotalCare and TotalRecovery, our Medical Credit Card Program. We do not license any of the products we sell that are owned by other companies.

Government Approval of Principal Products or Services.

         Because other companies provide the actual insurance that we incorporate into the products we sell, we are only required to be approved as an Agent in Good Standing by the insurance commissions where we sell these products. This approval process is taken care of by insurance companies, not their agents.

Developmental Expenses.

         To date we have spent approximately $1,500,000 over the last four years in development and implementation activities with regard to our products. We have worked to establish our agreements that enable us to have credit cards issued for use in our TotalCare medical accounts receivable program. We have worked to establish the agreements that enable us to market the program to the doctor and hospital groups. A lot of time and resources were additionally spent establishing the agreements that position us as a wholesale insurance marketer. None of this has been borne by our customers.

Environmental Laws.

         We have no direct costs with regard to complying with environmental laws and regulations.

Employees.

         At present we have 2 full-time employees. Thomas King is the President and CEO of KingThomason Group, Inc. and the TotalCare medical accounts receivable division. He runs the day-to-day operations of both entities. Hume Thomason is the Chairman of KingThomason Group, Inc. and the President of the Healthcare products division. He runs the day-to-day operations of the healthcare products division. They are both working under annual contracts that pay each of them $2,000 monthly.

         CrediTrends works with us to provide consulting services and to provide the ability for us to issue credit cards for our medical accounts receivable division. We pay it a $5,000 per month fee.

         The insurance agencies and their agents that sell our healthcare products contract directly with the insurance companies. We do not have a complete list of all of the agents that have contracted to sell our products to date but we estimate it to be approximately 200. They are independent contractors that are paid directly by the insurance company.

Seasonality.

         There is no seasonal aspect to our business.

Management's Discussion and Analysis.

         The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified in its entirety by the foregoing and by more detailed financial information appearing elsewhere. See "Financial Statements."

         The following table presents, as a percentage of sales, certain selected financial data for each of fiscal years December 31, 2003 and December 31, 2004:

                                                           Fiscal Year Ended
                                                           -----------------
                                                      12-31-2004      12-31-2003
                                                      ----------      ----------

          Sales                                             100%            100%

          Operating expenses                            (1,483)%        (2,529)%

          Income (loss) from operations                 (1,383)%        (2,429)%

          Non-operating income (expense)                (1,063)%        (2,674)%

          Net income (loss) after taxes                   (326)%        (2,717)%

Results of Operations - Year ending 12/31/04 Compared to Year ending 12/31/03
-----------------------------------------------------------------------------

         King Thomason's revenues for the fiscal year ended December 31, 2004 were improved from those of the fiscal year ended December 31, 2003 - $73,941 in FY 2004 compared to $19,750 in FY 2003. The reasons for the increase in revenues were two-fold - the increased sales of the insurance services division and secondly the progress of the TotalRecovery Medical Accounts Receivable Credit Card Program.

         Operating expenses decreased 120 percent during FY 2004 as compared with FY 2003. Operating expenses increased by $597,097 from $499,541 in FY 2003 to $1,096,638 in FY 2004.

         KingThomason had a net loss of $240,918 for FY 2004, down from a net loss of $536,593 for FY 2003, a $295,675 decrease or a 55 percent decrease. We covered the loss with the sale of stock for $188,600 cash, loans of $21,090 and an increase in accrued expenses of $31,194.

Balance sheet items.
--------------------

         Current assets of $39,846 on December 31, 2004, compares unfavorably with current liabilities of $621,328 at that time, an unfavorable current ratio of 0.06.

Outlook
-------

         The signing of the Fusion Capital Agreement on October 14, 2004 greatly enhanced the 2005 outlook for our Company. We began the actual funding process in Mid-March of 2005 after the registration statement was declared effective in February of 2005. Hence, it will not be until the end of our second quarter of 2005, ending June 30, 2005, together with the second half of 2005 that we anticipate reporting measurable improved results.


Liquidity and Capital Resources.
--------------------------------

         We are not liquid with $35,871 cash on hand and $3,975 in prepaid expenses at fiscal 2004 year-end with $520,738 owed to unrelated parties.
However, we had $155,551 in negative operating cash flow during 2004. We were able to maintain liquidity only by selling stock in the amount of $188,600, loans of $21,090, and an increase of $31,194 in accrued expenses. The $107,590 in current liabilities owed to officers and related parties is attributable to four promissory notes, the principal amounts of which are as follows:

----------------------- ----------------------------- ----------------- -------------- --------------
Lender                  Relationship to KingThomason  Principal Amount  Interest Rate  Maturity Date
----------------------- ----------------------------- ----------------- -------------- --------------
T.E. King III           President and Director        $  6,042           6%            05-31-04
----------------------- ----------------------------- ----------------- -------------- --------------
Hume A. "Tom" Thomason  Secretary and Director        $  3,543           6%            05-31-04
----------------------- ----------------------------- ----------------- -------------- --------------
Lloyd Hartzler          Grandfather of T.E. King III  $49,000           10%            05-01-04
----------------------- ----------------------------- ----------------- -------------- --------------
Jeff Thomason           Son of Hume A. Tom Thomason   $39,000           10%            07-01-04
----------------------- ----------------------------- ----------------- -------------- --------------

It is believed that none of the above lenders will be pressing demands for immediate payment of amounts owed to them. KingThomason plans on raising additional capital later in 2005 through the sale of stock.

Interim  Results of Operations - First Quarter of 2005 Compared to First Quarter
--------------------------------------------------------------------------------
of 2004
-------

         KingThomason's revenues for Q1 2005 were less than those of Q1 2004 - $18,414 in Q1 2005 compared to $47,566 in Q1 2004. The principal reason for the decrease was that the more than doubling of the commission income did not offset the end of a consulting agreement that the Consulting Division had in 2004.

         Operating expenses decreased 73 percent during Q1 2005 as compared with Q1 2004. Operating expenses decreased by $163,130 from $223,247 in Q1 2004 to $60,117 in Q1 2005.

         KingThomason had a net loss of $53,717 for Q1 2005, down from a net loss of $192,254 for Q1 2004, a $138,537 or a 72 percent decrease. We covered the loss with a sale of $40,000 worth of stock.

Liquidity and Capital Resources
-------------------------------

         The Company's cash balance was $36,825 as of March 31, 2005 as compared to $15,267 on March 31, 2004. Net cash used in operating activities was $39,046 as compared to net cash provided of $3,945 in the corresponding period last year. Net cash provided by financing activities amounted to $40,000 as compared to $8,500 provided in the corresponding period last year. Net increase in cash and cash equivalents for the three-month period ended March 31, 2005 was $954 as compared to a net increase of $12,445 in the corresponding period last year. Cash and cash equivalents were $36,825 on March 31, 2005 as compared to $15,267 on March 31, 2004.

         On October 14, 2004, the Company entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, a Chicago based institutional investor, whereby Fusion Capital has agreed to purchase up to $6.0 million of common stock over a 30-month period. Specifically, after the Securities & Exchange Commission has declared effective a registration statement, each month the Company has the right to sell to Fusion Capital up to $200,000 of its common stock at a purchase price based upon the market price of its common stock on the date of each sale without any fixed discount to the market price. At the Company's sole option, Fusion Capital can be required to purchase lesser or greater amounts of common stock each month up to $6.0 million in the aggregate. The Company has the right to control the timing and the amount of stock sold to Fusion Capital. The Company also has the right to terminate the agreement at any time without any additional cost.

Off-Balance Sheet Arrangements.

         We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

         OUTLOOK

         During the first three months of fiscal year 2005 two items helped improve the outlook for the year. First, the Company believes that the now effective registration statement regarding the agreement with Fusion Capital may help accelerate implementation of the Medical Accounts Receivable Credit Card Program. Secondly, the Company's Insurance Division product sales are growing at a steady rate and are showing an appreciable month-over-month increase in revenue. The Company believes that these items, along with the substantial time and effort spent on marketing our unique Medical Accounts Receivable Credit Card Program - as well as our portfolio of medical and dental healthcare plans, may help improve the Company's outlook.

         King Thomason's future results of operations and the other forward-looking statements contained in report, in particular the statements regarding projected operations in the present fiscal year, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: the loss of any of several key personnel; unexpected costs in establishing branch offices; the emergence of competition not now detected; and a general economic turndown.

Description of Property.

         We own no plants or manufacturing equipment, only office furniture, computers and related equipment.

         We are preparing to enter into a three-year lease on office space. It consists of 2,000 square feet. The lease will expire February 1, 2008.


Relationships and Related Transactions.

         Our company, The KingThomason Group, Inc. ("KingThomason Group") was organized on November 8, 2000 by SuperCorp Inc., an Oklahoma corporation, for the purpose of merging it with KingThomason, Inc. ("KingThomason"), an operating company. SuperCorp bought 1,312,500 shares of The KingThomason Group at $0.001 a share for the purpose of registering them for SuperCorp's distribution of them to its 600 SuperCorp stockholders. An additional 375,000 shares of common stock of the company were purchased at $0.001 a share by T.E. King II, a SuperCorp director and the father of T.E. King III, the president and a director of KingThomason. T.E. King II received these 375,000 shares of common stock of KingThomason Group in the capacity of a "finder."

         Thomas J. Kenan, Esq., a director and corporate secretary of SuperCorp accepted 50,000 shares of common stock of KingThomason in exchange for $20,000 of the $40,000 legal fees in connection with the preparation of a previous registration statement.

         Both of these two persons, T.E. King II and Thomas J. Kenan, either directly or by attribution, are stockholders of SuperCorp. Each received spinoff shares in the pro rata spinoff distribution. Both of these persons may be deemed to be "promoters" or "insiders" of the company who received benefits from the transaction not received by other SuperCorp stockholders.

         There are other persons that may be deemed to be "promoters" or "insiders" - the officers and other directors of SuperCorp, which persons received shares of The Group pro rata with all other SuperCorp stockholders but which persons assisted in the promotion of the spinoff and merger transactions.
The identities of all the insiders and promoters, their positions with The Group and with SuperCorp, the securities of The Group and of KingThomason each owns, and his pro rata receipt of spinoff shares are as follows:

                                                     Shares Owned Before the Merger
                                                     ------------------------------       Shares
                                                                                     Received in the
Insider or Promoter    Position with SuperCorp       The Group        KingThomason       Spinoff
--------------------   ------------------------      ---------       --------------      -------
T.E. King II           Director of  SuperCorp         375,000               0             85,284

Thomas J. Kenan        Director and Secretary of         0               50,000           85,284
                       SuperCorp

John E. Adams          Director and President of         0                  0             85,284
                       SuperCorp

George W. Cole         Director of SuperCorp             0                  0             87,303

Ronald Wallace         Director of SuperCorp             0                  0             85,284

         None of the persons listed in the table above as an insider or promoter has been, in the last five years -

o the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer at the time of the bankruptcy or within two years prior to that time,

o convicted in any criminal proceeding or is now subject to a pending criminal proceeding,

o subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

o found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

                             PENNY STOCK REGULATIONS

         Our common stock has always traded at a price less than $5 a share and is subject to the rules governing "penny stocks."

         A "penny stock" is any stock that:

         o        sells for less than $5 a share,

         o is not listed on an exchange or authorized for quotation on The Nasdaq Stock Market, and

         o is not a stock of a "substantial issuer." KingThomason Group is not now a "substantial issuer" and cannot become one until it has net tangible assets of at least $5 million, which it does not now have.

         There are statutes and regulations of the Securities and Exchange Commission that impose a strict regimen on brokers that recommend penny stocks.

The Penny Stock Suitability Rule

         Before a broker-dealer can recommend and sell a penny stock to a new customer who is not an institutional accredited investor, the broker-dealer must obtain from the customer information concerning the person's financial situation, investment experience and investment objectives. Then, the broker-dealer must "reasonably determine" (1) that transactions in penny stocks are suitable for the person and (2) that the person, or his advisor, is capable of evaluating the risks in penny stocks.

         After making this determination, the broker-dealer must furnish the customer with a written statement setting forth the basis for this suitability determination. The customer must sign and date a copy of the written statement and return it to the broker-dealer.

         Finally the broker-dealer must also obtain from the customer a written agreement to purchase the penny stock, identifying the stock and the number of shares to be purchased.

         The above exercise delays a proposed transaction. It causes many broker-dealer firms to adopt a policy of not allowing their representatives to recommend penny stocks to their customers.

         The Penny Stock Suitability Rule, described above, and the Penny Stock Disclosure Rule, described below, do not apply to the following:

         o        transactions not recommended by the broker-dealer,

         o        sales to institutional accredited investors,

         o sales to "established customers" of the broker-dealer - persons who either have had an account with the broker-dealer for at least a year or who have effected three purchases of penny stocks with the broker-dealer on three different days involving three different issuers, and

         o transactions in penny stocks by broker-dealers whose income from penny stock activities does not exceed five percent of their total income during defined periods.

The Penny Stock Disclosure Rule

         Another Commission rule - the Penny Stock Disclosure Rule - requires a broker-dealer, who recommends the sale of a penny stock to a customer in a transaction not exempt from the suitability rule described above, to furnish the customer with a "risk disclosure document." This document includes a description of the penny stock market and how it functions, its inadequacies and shortcomings, and the risks associated with investments in the penny stock market. The broker-dealer must also disclose the stock's bid and ask price information and the dealer's and salesperson's compensation related to the proposed transaction. Finally, the customer must be furnished with a monthly statement including prescribed information relating to market and price information concerning the penny stocks held in the customer's account.

Effects of the Rule

         The above penny stock regulatory scheme is a response by the Congress and the Commission to known abuses in the telemarketing of low-priced securities by "boiler shop" operators. The scheme imposes market impediments on the sale and trading of penny stocks. It has a limiting effect on a stockholder's ability to resell a penny stock.

         Our common stock likely will continue to trade below $5 a share and be, for some time at least, a "penny stock" subject to the trading market impediments described above.

Potential De-Listing of Common Stock

         NASD Eligibility Rule 6530 issued on January 4, 1999, states that issuers that do not make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934 are ineligible for listing on the OTC Bulletin Board. Issuers who are not current with such filings are subject, first, to having an "E" appended to their trading symbol and, then, to de-listing if they fail to become current within a short period of time. Our common stock was delisted on May 3, 2000, because we were not a reporting company. We became a reporting company on January 17, 2001, and our Bulletin Board trading privileges, under our previous stock trading symbol of "UTCL", were restored. Even so, we will remain subject to delisting at any time that we are not current in filing reports in the future.

Reports to Security Holders

         We file reports with the Securities and Exchange Commission. These reports are annual 10-KSB, quarterly 10-QSB and periodic 8-K reports. We will furnish stockholders with annual reports containing financial statements audited by independent public or certified accountants and such other periodic reports as we may deem appropriate or as required by law. The public may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The KingThomason Group is an electronic filer, and the SEC maintains an Internet Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of such site is http://www.sec.gov.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         KingThomason's Common Stock presently trades on the OTC Bulletin Board under the symbol KGTH, having been added to the OTC Bulletin Board on March 11, 2002. The high and low bid and asked prices, as reported by the OTC Bulletin Board, are as follows for 2002, 2003, 2004 and the first quarter of 2005. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                    High             Low
                                    ----             ---
         2002:
                  1st Qtr           $                $
                  2nd Qtr           $0.65            $0.20
                  3rd Qtr           $0.30            $0.07
                  4th Qtr           $0.45            $0.10

         2003:
                  1st Qtr           $0.40            $0.24
                  2nd Qtr           $0.25            $0.13
                  3rd Qtr           $0.15            $0.10
                  4th Qtr           $0.13            $0.10

         2004:
                  1st Qtr           $0.29            $0.10
                  2nd Qtr           $0.40            $0.25
                  3rd Qtr           $0.37            $0.20
                  4th Qtr           $0.49            $0.20

         2005:
                  1st Qtr           $0.44            $0.25

         There are approximately 562 holders of record of our company's common stock.

         Our company has declared no dividends on our common stock. There are no restrictions that would or are likely to limit the ability of our company to pay dividends on its common stock, but we have no plans to pay dividends in the foreseeable future and intend to use earnings for the expansion of our business.

Equity Compensation Plan Information.

         We have a stock option plan, the major provisions of which Plan are as follows:

         Options granted under the plan may be "employee incentive stock options" as defined under Section 422 of the Internal Revenue Code or non-qualified stock options, as determined by the option committee of the board of directors at the time of grant of an option. The plan enables the option committee of the board of directors to grant up to two million stock options to employees and consultants from time to time. The option committee has granted 828,250 options to management employees exercisable over the next five years.


                                    No. of securities to be     Weighted average    No. of securities
                                    issued upon exercise of    exercise price of        remaining
                                      outstanding options,   outstanding options,      available for
                                      warrants and rights     warrants and rights       the future
Equity compensation plans approved          828,250                  $0.25               1,171,750
by security holders

Equity compensation plans not                  0                       0                     0
approved by security holders

Total                                       828,250                  $0.25               1,171,750


                             EXECUTIVE COMPENSATION

         The officers of KingThomason Group and its subsidiaries received from it an aggregate of $39,500 of compensation in the last fiscal year for their services in all capacities.

         Mr. King, our president, received a salary in 2004 of $19,750.

         The following sets forth the remuneration received in the last three fiscal years by Mr. King, the president of KingThomason, in all capacities. No officer or employee has received total remuneration of $100,000 or more in any of such years.

                                                 Awards
                                       ---------------------------
       Annual Compensation                              Securities           Payout
------------------------------------                    Underlying   ----------------------
                        Other Annual   Restricted        Options/     LTIP       All Other
Year   Salary   Bonus   Compensation   Stock Awards      SARS(#)     Payouts   Compensation
----   ------   -----   ------------   ------------      -------     -------   ------------
2004   $19,750      0              0              0            0           0              0
2003   $ 5,500      0              0              0      200,000           0              0
2002   $29,250      0              0              0      100,000           0              0


--------------------------------------------------------------------------------
                      Option/SAR Grants in Last Fiscal Year
--------------------------------------------------------------------------------
                                Individual Grants
--------------------------------------------------------------------------------
                                            % of Total
                                           Options/SARs
                    Number of Securities     Granted to
    Name of              Underlying         Employees in   Exercise   Expiration
Executive Officer   Options/SARs Granted     Fiscal Year     Price       Date
------------------ ---------------------- --------------- ---------- -----------
T.E. King III             100,000               12%          $0.25       09-07
------------------ ---------------------- --------------- ---------- -----------
Hume A. Thomason          100,000               12%          $0.25       09-07
------------------ ---------------------- --------------- ---------- -----------
Arthur Mele                61,250                7.4%        $0.25       09-12
------------------ ---------------------- --------------- ---------- -----------
William T. Walker         100,000               12%          $0.25       09-12
------------------ ---------------------- --------------- ---------- -----------


-----------------------------------------------------------------------------------------------------------
            Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
-----------------------------------------------------------------------------------------------------------
                      Shares                Number of Securities Underlying   Value of Unexercised In-the-
                     Acquired                 Unexercised Options/SARs at      Money Options/SARs at FY-
                        On         Value               FY-End (#)                        End ($)
     Name of         Exercise    Realized
Executive Officer      (#)          ($)        Exercisable/Unexercisable       Exercisable/Unexercisable
------------------- ----------- ----------- -------------------------------- ------------------------------
T.E. King III           0           $0                0 / 100,000                     $0 / $25,000
------------------- ----------- ----------- -------------------------------- ------------------------------
T.E. King III           0           $0                0 / 200,000                     $0 / $30,000
------------------- ----------- ----------- -------------------------------- ------------------------------
Hume A. Thomason        0           $0                0 / 200,000                     $0 / $30,000
------------------- ----------- ----------- -------------------------------- ------------------------------
Hume A. Thomason        0           $0                0 / 100,000                     $0 / $12,000
------------------- ----------- ----------- -------------------------------- ------------------------------
William T Walker        0           $0                0 / 100,000                     $0 / $15,000
------------------- ----------- ----------- -------------------------------- ------------------------------
Arthur Mele             0           $0                0 / 111,250                     $0 / $27,812
------------------- ----------- ----------- -------------------------------- ------------------------------

Directors. There are no arrangements pursuant to which directors of the company are compensated for their services as a director.

Employment Contracts. We have no employment contracts with any person or any compensatory plan or arrangement with any person that would result from the resignation, retirement or any other termination of a person's employment with the company or its subsidiaries or from a change in control of the company or a change in a person's responsibilities following a change in control of the company.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

         The principal independent accountant of the company or any significant subsidiary has not resigned, declined to stand for re-election, or been dismissed by the company during the periods for which financial statements are included herein.

                             ADDITIONAL INFORMATION

         The company will furnish its stockholders with annual reports containing audited financial information, reported upon by independent public accountants. The company shall also furnish quarterly reports for the first three quarters of each year containing unaudited financial information.

                              FINANCIAL STATEMENTS

                                                                            Page

Independent Auditors' Report....... ........................................F-1
Consolidated Balance Sheet December 31, 2004 ...............................F-2
Consolidated Statements of Operations for the Years Ended
         December 31, 2004 and 2003 ........................................F-3
Consolidated Statement of Stockholders' Equity (Deficit) for the
         Year Ended December 31, 2004 and 2003 .............................F-4

Consolidated Statements of Cash Flows for the Year
         Ended December 31, 2004 and 2003 ..................................F-5
Notes to Consolidated Financial Statements .................................F-6
Consolidated Balance Sheet March 31, 2005 (Unaudited) ......................F-15
Consolidated Statements of Operations (Unaudited)...........................F-18
Consolidated Statements of Cash Flows for the Three Month Period
         Ended March 31, 2005 and 2004 (Unaudited) .........................F-19
Notes to Unaudited Consolidated Financial Statements .......................F-20

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors and Stockholders
The KingThomason Group, Inc.

We have audited the accompanying consolidated balance sheet of The KingThomason Group, Inc, a Nevada Corporation and subsidiaries (the "Company") as of December 31, 2004 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The KingThomason Group, Inc and subsidiaries as of December 31, 2004, and the results of its consolidated operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has accumulated deficit of 1,820,443 and excess of total liabilities over total assets of $571,123 on December 31, 2004. These factors as discussed in Note 18 to the financial statements raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Kabani & Company, Inc.

KABANI & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Huntington Beach, California
March 21, 2005

                   KING THOMASON GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2004

                                     ASSETS
                                     ------

CURRENT ASSETS:
   Cash & cash equivalent                                           $    35,871
   Prepaid expenses                                                       3,975
                                                                    -----------
                                                                         39,846

PROPERTY AND EQUIPMENT, net                                              10,359

                                                                    -----------
                                                                    $    50,205
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable and accrued expenses                            $   153,987
   Accrued interest                                                     102,571
   Note payable - officers                                               12,590
   Note payable - related parties                                        88,000
   Note payable- others                                                  54,180
   Convertible notes payable                                            210,000
                                                                    -----------

            Total current liabilities                                   621,328

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' DEFICIT
   Preferred stock, $0.001 par value;
     10,000,000 shares authorized; none issued                             --
   Common stock, $0.001 par value;100,000,000 shares authorized;
     20,808,084 shares issued and outstanding                            20,808
   Additional paid in capital                                         1,537,976
   Less: Unamortized prepaid expenses                                  (309,464)
   Accumulated deficit                                               (1,820,443)
                                                                    -----------
            Total stockholders' deficit                                (571,123)
                                                                    -----------

                                                                    -----------
                                                                    $    50,205
                                                                    ===========


The accompanying notes are an integral part of these consolidated financial statements.


                   KING THOMASON GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

                                                               2004            2003
                                                           ------------    ------------
Revenues
Commission income                                          $     33,941    $        498
Consulting income                                                40,000          19,252
                                                           ------------    ------------
      Net revenues                                               73,941          19,750

Operating Expenses
Consulting Expense                                              696,369         363,228
Impairment of investment                                         80,924            --
General & Administrative Expense                                319,345         136,313
                                                           ------------    ------------
      Total operating expenses                                1,096,638         499,541
                                                           ------------    ------------
Loss from operations                                         (1,022,697)       (479,791)

Non-operating income (expense):
    Interest expense                                            (38,961)        (48,225)
    Loss on settlement of debt                                   (3,000)           --
    Miscellaneous                                                 2,739          (4,577)
                                                           ------------    ------------
           Total non-operating income (expense)                 (39,223)        (52,802)
                                                           ------------    ------------
Loss before income taxes and extraordinary item              (1,061,920)       (532,593)

Provision for income taxes                                        4,000           4,000
                                                           ------------    ------------
Net loss before extraordinary item                           (1,065,920)       (536,593)

Extraordinary item - Gain on settlement of debts                825,002            --
                                                           ------------    ------------
Net loss                                                   $   (240,918)   $   (536,593)
                                                           ============    ============

Basic & diluted loss per share before extraordinary item   $      (0.05)   $      (0.03)

Extraordinary item per share                                       0.04            --

                                                           ------------    ------------
Basic & diluted net loss per share                         $      (0.01)   $      (0.03)
                                                           ============    ============

Basic & diluted weighted average shares outstanding *        18,557,330      15,669,662
                                                           ============    ============


*Weighted average number of shares used to compute basic and diluted loss per share for the years ended December 31, 2004 & 2003 are the same since the effect of dilutive securities are anti-dilutive.


The accompanying notes are an integral part of these consolidated financial statements.


                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                             Common stock
                                                     ----------------------------     Additional
                                                       Number of                        paid in      Subscription
                                                        shares           Amount         capital       receivable
                                                     ------------    ------------    -------------   ------------
Balance as of January 1, 2003                          15,119,900          15,120          482,347        (93,000)

Shares issued for cash                                    586,000             586           68,464           --

Shares issued for services                                347,500             348           49,853           --

Shares issued for cash received in prior year              81,429              81           28,419           --

Shares issued for services performed in prior year         50,000              50            9,450           --

Net loss for the year                                        --              --               --             --
                                                     ------------    ------------    -------------   ------------
Balance as of December 31, 2003                        16,184,829    $     16,185    $     638,532   $    (93,000)
                                                     ============    ============    =============   ============

Shares issued for cash                                    960,000             960          154,640         33,000

Shares issued for consulting and legal services         1,650,000           1,650          352,850           --

Shares issued to acquire media rights                     809,242             809           80,115           --

Shares issued for commitment                            1,204,013           1,204          311,839           --

Write off of subscription receivable                         --              --               --           60,000

Net loss for the year                                        --              --               --             --
                                                     ------------    ------------    -------------   ------------
Balance as of December 31, 2004                        20,808,084    $     20,808    $   1,537,976   $       --
                                                     ============    ============    =============   ============

                                                                     Unamortized                        Total
                                                     Shares to be      prepaid       Accumulated     stockholders'
                                                        issued         expenses        deficit         deficit
                                                     ------------    ------------    ------------    ------------
Balance as of January 1, 2003                              38,000            --        (1,042,932)       (600,465)

Shares issued for cash                                       --              --              --            69,050

Shares issued for services                                   --              --              --            50,200

Shares issued for cash received in prior year             (28,500)           --              --              --

Shares issued for services performed in prior year         (9,500)           --              --              --

Net loss for the year                                        --              --          (536,593)       (536,593)
                                                     ------------    ------------    ------------    ------------
Balance as of December 31, 2003                      $       --      $       --      $ (1,579,525)   $ (1,017,808)
                                                     ============    ============    ============    ============

Shares issued for cash                                       --              --              --           188,600

Shares issued for consulting and legal services              --           (22,508)           --           331,992

Shares issued to acquire media rights                        --              --              --            80,924

Shares issued for commitment                                 --          (286,956)           --            26,087

Write off of subscription receivable                         --              --              --            60,000

Net loss for the year                                        --              --          (240,918)       (240,918)
                                                     ------------    ------------    ------------    ------------
Balance as of December 31, 2004                      $       --      $   (309,464)   $ (1,820,443)   $   (571,123)
                                                     ============    ============    ============    ============

The accompanying notes are an integral part of these consolidated financial statements.


                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

                                                              2004         2003
                                                           ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                $(240,918)   $(536,593)
   Adjustments to reconcile net loss to net cash used in
   operating activities:
         Depreciation and amortization                        31,763        9,680
         Bad debt expense                                     60,000
         Loss on settlement of debt                            3,000         --
         Impairment of investment                             80,924
         Gain on extinguishment of debt                     (825,002)        --
         Shares issued for services & legal fees             331,992       50,200
         (Increase) / decrease in current assets:
                  Commission receivable                          420        4,585
                  Prepaid expenses                              (900)         692
         Increase in current liabilities:
                  Accrued expenses                           403,171      371,977
                                                           ---------    ---------
   Net cash used in operating activities                    (155,551)     (99,459)
                                                           ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Payment of loans                                    (21,090)        --
         Proceeds from loans                                  21,090        3,000
         Proceeds from issuance of common stock              188,600       69,050
                                                           ---------    ---------
    Net cash provided by financing activities                188,600       72,050
                                                           ---------    ---------

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS            33,049      (27,409)

CASH & CASH EQUIVALENTS, BEGINNING BALANCE                     2,822       30,231
                                                           ---------    ---------
CASH & CASH EQUIVALENTS, ENDING BALANCE                    $  35,871    $   2,822
                                                           ---------    ---------


The accompanying notes are an integral part of these consolidated financial statements.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The KingThomason Group, Inc. (KTGI) was organized in accordance with the General Corporation Act of the State of Nevada on November 8, 2000, for the purpose of merging with KingThomason, Inc. (KT), a Nevada corporation and subsidiaries. KTGI had no business operation through December 31, 2001 and was a development-stage company through December 7, 2001, organized for the merger. KTGI effected a merger on December 7, 2001 with KingThomason, Inc. pursuant to approving votes of the shareholders of both corporations.

King Thomason, Inc. (KT) was incorporated in the state of Nevada on July 21, 2000. KT's activities from inception until December 31, 2000 consisted primarily of reviewing possible business opportunities and developing the business model.

Pursuant to  reorganization  agreement  dated  December  31,  2000,  the Company
acquired  one  hundred   percent  (100%)  of  the  common  shares  of  following
subsidiaries:

(1) King Thomason, Inc. CA (KTI):

KTI was incorporated in the state of California on September 11, 1998 to market and sell the cash security retirement plan and personal lines of insurance including homeowners and automobile. KTI's activities consisted primarily of acting as a broker for insurance companies working on commission.

(2) King Thomason Financial Services, Inc. (KTFS):

KTFS was incorporated in the state of California on April 7, 1999, to market and sell the financial and estate planning service, assets management services and the sell of stocks, bond and mutual funds. The Company did not have any activity since end of 2004.

(3) King Thomason Insurance Marketing, Inc. (KTIM):

KTIM was incorporated in the state of California on January 28, 2000 to market and sell insurance policies. The Company began its operations in the period ended June 30, 2001. KTIM's activities consisted primarily of acting as a broker for dental insurance companies working on commission.

(4) King Thomason Credit Card Services, Inc. (KTCC):

KTCC was incorporated in the state of California on January 28, 2000 to underwrite and issue a private label credit card for use with its medical and dental insurance products.

To date the Company has realized no revenues from this business.

(5) King Thomason Franchising, Inc. (KTFI):

KTFI was incorporated in the state of California on August 17, 2000 to franchise a "Financial Center" to offer and sell various financial and insurance products. The Company did not have any activity since its inception.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Principles of Consolidation & Recapitalization

The accompanying consolidated financial statements for the year ended December 31, 2004 and 2003 include the accounts of KTGI and its wholly owned subsidiaries, KTI, KTFS, KTFI KTCC & KTIM. (collectively the "Company"). All significant inter-company accounts and transactions have been eliminated in consolidation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over useful lives of 1.5 to 7 years. The cost of assets sold or retired and the related amounts of accumulated depreciation are removed from the accounts in the year of disposal. Any resulting gain or loss is reflected in current operations. Assets held under capital leases are recorded at the lesser of the present value of the future minimum lease payments or the fair value of the leased property. Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of long-lived assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Stock-based compensation

The Company has adopted the disclosure provisions only of SFAS 123 and continues to account for stock based compensation using the intrinsic value method prescribed in accordance with the provisions of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Common stock issued to employees for compensation is accounted for based on the market price of the underlying stock, generally the average low bid price.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

The Company has not granted any option or warrant during the years ended December 31, 2004 and 2003.

Fair value of financial instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Segment Reporting

Statement of financial accounting standards No. 131, Disclosures about segments of an enterprise and related information (SFAS No. 131), which superceded statement of financial accounting standards No. 14, Financial reporting for segments of a business enterprise, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performances.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The Company has two reportable  segments consisting of (1) commission income and
(2) consulting income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Revenue, including consulting income is recognized when earned. Commission income is recognized as of the effective date of the policy. Any adjustments to commissions are recognized in the year in which they occur.

Allowance for doubtful accounts

In determining the allowance to be maintained, management evaluates many factors including industry and historical loss experience. The allowance for doubtful accounts is maintained at an amount management deems adequate to cover estimated losses. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2004 and 2003 were $9,200 and $858 respectively.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Shares issued to acquire goods and services from non-employees

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Research and development costs

Expenditures for research & development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility is established. The period between achieving technological feasibility and the general availability of such development is short. Consequently, costs otherwise capitalizable after technological feasibility is achieved are generally expensed because they are insignificant. The Company did not incur any research and development cost during the year ended December 31, 2004 and 2003.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current period's presentation. These reclassifications have no effect on the previously reported income (loss).

3.       RECENT PRONOUNCEMENTS

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's second quarter of fiscal 2006. The Company is evaluating the effects adoption of SFAS 123R will have on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, "Exchanges of Nonmonetary Assets." The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is evaluating the effects adoption of SFAS 123R will have on its financial statements.

4.       PROPERTY AND EQUIPMENT

Property and equipment consisted of following on December 31, 2004:

                Furniture, fixture and Equipment       $ 64,641
                Less: Accumulated depreciation           54,282
                                                       --------
                                                       $ 10,359
                                                       ========

5.       ACCOUNTS PAYABLE & ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following on December 31, 2004:

                Accounts payable                       $ 77,211
                Accrued Expenses                         68,776
                Accrued taxes                             8,000
                                                       --------
                                                       $153,987
                                                       ========

6.       NOTE PAYABLE - OTHER

The Company has a note payable to a vendor amounting to $54,180 as of December 31, 2004. The note was due last December 15, 2004 and has not been paid as of December 31, 2004. The note payable is unsecured and bears an interest rate of 5.8% per year. Per agreement, the note was to be adjusted against the rebates the Company would have received from the vendor, subject to the Company meeting certain production requirements. The note was to be adjusted at 20% of the original balance per year against the rebates earned. However, in June 2002, the Company ceased the association with the entity. Therefore, pursuant to the agreement on the note, entire amount of the note is due and recorded as a current liability. Interest for this note for the years ending December 31, 2004 and 2003 was $3,140.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7.       NOTES PAYABLE - OFFICERS

The notes payable amounting $12,590 are due on demand, unsecured and bears an interest rate ranging from 3% to 6% per year. The interest expense accrued on these notes was $665 and $755 for the year ended December 31, 2004 and 2003, respectively.

8.       NOTES PAYABLE - RELATED PARTIES

The Company has notes payable to two shareholders amounting $88,000 as of December 31, 2004. The notes are due on demand, unsecured and bear an interest rate of 10% per year. The interest expense accrued on this loan was $8,800 for the year ended December 31and 2004 and 2003.

9.       CONVERTIBLE DEBENTURE

On July 15, 2002, the Company issued $90,000 worth of 12%, 18-month term, Convertible Debentures (the "Debentures"), on July 18, 2002, the Company issued an additional $100,000 worth of the Debentures with 12%, 18 month term and on October 30, 2002, the Company issued an additional $20,000 worth of the Debentures with 12%, 18 month term.

The holder may extend the term for an additional 18 months with a written notice at least 30 days before the end of the term. The extended note will bear 12.5% interest rate per year. When the note is extended, two additional extension options may be made by the holder with a written notice. Each extension of the note will increase its interest rate by 0.5%. Therefore, effective interest rate will be as follows; Term one-12%, Term two-12.5%, Term three-13%, and Term four-13.5%. The interests are payable quarterly starting October 2002. Interest for the year ended December 31, 2004 and 2003 amounted to $26,250 and $26,809 respectively.

Attached to the Debentures, the Company granted non-transferable Warrants to purchase, at a purchase price of $0.25 a share, four shares of common stock of the Company for each dollar of the principal amount of the note. The warrants expire on the due dates of the notes. The fair value of the warrants was calculated using Black Schole module was zero at the date of issuance using the following assumptions:

         Volatility:                0
         Interest rate:             5%
         Expected life:             18 months
         Dividend:                  zero

Accordingly no proceeds were allocated to the warrants.

10.      INCOME TAXES

No provision was made for Federal income tax since the Company has significant net operating loss carryforwards. Through December 31, 2004, the Company incurred aggregate net operating losses for tax purposes of approximately $1,800 thousand. The net operating loss carryforwards may be used to reduce taxable income through the year 2024. Net operating loss for carryforwards for the State of California is generally available to reduce taxable income through the year 2009. The availability of the Company's net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company's stock. The provision for income taxes consists of the state minimum tax imposed on corporations.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Consolidated Statements of Operations:

                                               December 31,      December 31,
                                                  2004              2003
                                                 ------            ------

Tax expense (credit) at statutory rate-federal      (34)%             (34)%
State tax expense net of federal tax                 (6)               (6)
Permanent differences                                 0                 0
Changes in valuation allowance                       40                40
                                                 ------            ------
Tax expense at actual rate                         --                --
                                                 ======            ======

The net deferred tax asset balance as of December 31, 2004 was approximately $720 thousand relating to its net operating losses. A 100% valuation allowance has been established against the deferred tax assets, as the utilization of the loss carryforwards cannot reasonably be assured.

There was no significant difference between reportable income tax and statutory income tax.

11.      SEGMENTS AND MAJOR CUSTOMERS

During the year ended December 31, 2004, a majority of the Company's consulting income was earned from three major service providers, which accounted for approximately 93% of total revenues. There is no receivable from service providers as of December 31, 2004.

During the year ended December 31, 2003, a majority of the Company's consulting income was earned from three major service providers, which accounted for approximately 88% of total consulting income. The receivable from those service providers amounted to $2,306 as of December 31, 2003. All of the Company's insurance commission income was earned from one major service provider during the year ended December 31, 2003 which accounted for 100% of the total insurance commission income.

The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral. Credit losses have not been significant.

The Company has two reportable  segments consisting of (1) commission income and
(2) consulting income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on sales, gross profit margins and operating profit before income taxes.

The following is information for the Company's reportable segments for the year ended December 31, 2004 (in thousands):

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                              Commission    Consulting
                                Segment       Segment     Unallocated     Total
                                -------       -------     -----------     -----
Revenue                       $    34       $    40       $      0      $    74
Gross margin                       34            40              0           74
Depreciation and amortization      (2)           (2)            (5)          (9)
Interest expense                   (9)          (28)            (2)         (39)
Other, net                        (52)         (514)           303       (3,352)

Net Loss                          (28)         (525)           312         (241)

Identifiable assets                 6            34             10           50
Capital expenditures                0             0              0            0

The Company operated in one segment in 2003.

12.      STOCKHOLDERS' DEFICIT

During the year ended December 31, 2004, the company issued 1,000,000 shares of common stock for prepaid consulting service amounting $184,500. Through December 31, 2004, the Company has amortized prepaid services amounting $161,992.

During the year ended December 31, 2004 the Company issued 600,000 shares of common stock for consulting services amounting $157,000.

During the year ended December 31, 2004, the Company issued 50,000 shares of common stock valued at $13,000 in exchange for accrued legal fees amounting $10,000 resulting in a loss of $3,000 in settlement of debt.

During the year ended December 31, 2004, the Company issued 960,000 shares of common stock for cash for $188,600.

On October 14, 2004, the Company entered into a common stock purchase agreement to sell Fusion Capital Fund II, LLC (FCF) up to $6 million of newly issued Company's common stock over a period of up to 30 months. Specifically, after the Securities & Exchange Commission has declared effective a registration statement, each month the Company has the right to sell to FCF $200,000 of its common stock at a purchase price based upon the market price of its common stock on the date of each sale without any fixed discount to the market price. At the Company's sole option, Fusion Capital can be required to purchase lesser or greater amounts of common stock each month up to $6.0 million in the aggregate. The Company has the right to control the timing and the amount of stock sold to FCF. The Company also has the right to terminate the agreement at any time without any additional cost. In connection with this, the Company issued 1,204,013 shares of common stock to FCF as commitment shares. This was valued at $313,043 based on the market price at the date of issuance. The prepaid funding is being amortized over the terms of the agreement. The Company has amortized prepaid funding amounting to $26,087 through December 31, 2004.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



On January 23, 2004, the company entered into a Media Transfer and Stock Purchase agreement with Digital Alliance Group, LLC (Media Provider) and Millennium Capital Quest Corp. (Agent). On the closing date, the Media Provide conveyed, assigned and transferred all right, title and interest without encumbrance of any kind Media Credits representing Fifty Million Dollars in retail rate card media credits, per the agreement, to the company. The company issued 809,242 shares of its common stock valued at $80,924 for the acquisition of the Media rights.

During the year ended December 31, 2003, the Company issued 347,500 shares of common stock for consulting service amounting $50,200. The Company issued 50,000 shares of common stock for services received in the prior year amounting $9,500.

During the year ended December 31, 2003, the Company issued 586,000 shares of common stock for cash received amounting $69,050. The Company issued 81,429 shares of common stock for cash received in the prior year amounting $28,500.

In the year ended December 31, 2003, the Company committed to issue 50,000 shares of common stock amounting $8,200 for the services to be provided for three years period ending June 1, 2006.

13.      UNAMORTIZED PREPAID EXPENSES

Unamortized Prepaid Expenses consisted of following on December 31, 2004:

            Prepaid Consulting Expenses (Note 12)   $ 22,508
            Prepaid Commitment Expenses (Note 12)    286,956
                                                    --------
                                                    $309,464
                                                    ========

14.      COMMITMENTS

The company entered an 18-month sublease agreement on June 3, 2003. Monthly rental under the sublease is $3,075 from August 1, 2003 to January 15, 2005. Minimum annual rentals for twelve-month periods ended, subsequent to December 31, 2004 are as follows:

                    Year                             Amount
                    ----                             ------
                    2005                             $3,075

On February 1, 2002 the Company entered into a consulting agreement for 36-month period with a consultant to provide debt management, collections, capital markets, financial and related advice. The Company paid $75,000 pursuant to the consulting agreement in 2002 and accrued $825,002 through July 31, 2004. In August 25, 2004, the Company amended the consulting agreement with the consultant. The amended agreement provides for the waiver of all accrued consulting fees. This amount had been carried on the balance sheet as part of accrued liabilities. The waiver of the accrued liabilities has been reflected in the accompanying financial statements as "Extra ordinary item - Gain on extinguishment of debt" amounting to $825,002. The amended agreement also provides for payment of $30,000 payable by August 25, 2004 followed by payments equal to $5,000 per month beginning on October 1, 2004 and continuing each month through June 31, 2011, and issuance of 500,000 shares of common stock of the Company to be issued no later than October 1, 2004. The Company paid $30,000 to the consultant and issued 500,000 shares of common stock of the Company valued at $130,000, as agreed under the amended agreement. As of December 31, 2004, accrued consulting fees for this consultant amounts to $15,000.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



On July 24, 2003, the Company entered into a service agreement with a consultant in connection with an equity placement of its common or preferred stock. The Company issued 175,000 shares of common stock as a retainer and will issue 25,000 shares for each $100,000 of portion thereof, funded. These 175,000 issued shares will not be sold for six months or until the stock price reaches a closing price of $.50 or greater for three consecutive trading days. Relating to advisory services for a merger or acquisition transaction, the Company will pay cash equal to 2% of the cash consideration paid or received and the its common stock equal to 2% of the non-cash consideration paid or received in the transaction.

On January 23, 2004, the company entered into a Media Transfer and Stock Purchase Agreement with Digital Alliance Group, LLC (Media Provider) and Millennium Capital Quest Corp. (Agent). On the closing date, the Media Provide will convey, assign and transfer all right, title and interest without encumbrance of any kind Media Credits representing Fifty Million Dollars in retail rate card media credits to the company. The company issued the company's common stock for 809,242 shares to the Agent-Millennium Capital Quest Corp.

On March 15, 2004, the company entered into a consulting agreement for six month period with Newport Capital Consultants, Inc. to provide financial management of the Company's business including but not limited to investor relations. The company issued 700,000 shares of its common stock. When issued, will be duly authorized, validly issued, fully paid and non-assessable, and shall be free from any liens, encumbrances of restrictions.

On March 22, 2004, the company entered into a consulting agreement for one year period with Venture Street Capital Partners, LLC (VS). To provides telephone consultation, strategic advisement and referral services. The Company issued the company's common stock for 150,000 shares by Rule 144. In addition, The Company shall pay to VS a nonrefundable retainer fee of Commission of ten percent (10%) cash USD of all transactions of financing's from any referral made by VS. In regards to 144 securities the corporation will furnish a restriction lifting opinion letter from corporate counsel with the restriction to be lifted in 1 year.

On October 14, 2004, the Company entered into a common stock purchase agreement to sell Fusion Capital Fund II, LLC (FCF) up to $6 million of newly issued Company's common stock over a period of up to 30 months. Specifically, after the Securities & Exchange Commission has declared effective a registration statement, each month the Company has the right to sell to FCF $200,000 of its common stock at a purchase price based upon the market price of its common stock on the date of each sale without any fixed discount to the market price. At the Company's sole option, Fusion Capital can be required to purchase lesser or greater amounts of common stock each month up to $6.0 million in the aggregate. The Company has the right to control the timing and the amount of stock sold to FCF. The Company also has the right to terminate the agreement at any time without any additional cost. In connection with this, the Company issued 1,204,013 shares of common stock to FCF as commitment shares. This was valued at $313,043 based on the market price at the date of issuance. The Company has amortized prepaid funding amounting to $26,087 through December 31, 2004.

15.      EARNING PER SHARE

Earnings per share for the year ended December 31, 2004 and 2003 were determined by dividing net income for the periods by the weighted average number of both basic and diluted shares of common stock and common stock equivalents outstanding. Stocks to be issued are regarded as common stock equivalents and are considered in diluted earnings per share calculations.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



16.      EXTRAORDINARY ITEM - GAIN ON EXTINGUISHMENT OF DEBT

On February 1, 2002 the Company entered into a consulting agreement for 36-month period with a consultant to provide debt management, collections, and capital markets, financial and related advice. The Company paid $75,000 pursuant to the consulting agreement in 2002 and accrued $825,002 through July 2004. In August 2004, the Company amended the consulting agreement with the consultant. The amended agreement provides for the waiver of all the accrued consulting fees. This amount had been carried on the balance sheet as part of accrued liabilities. The waiver of the accrued liabilities has been reflected in the accompanying financial statements as "Extra ordinary item - Gain on extinguishment of debt" amounting to $825,002.

17.      SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid $1,347 for income tax and $106 for interest during the year ended December 31, 2003 and $0 for income tax and $3,000 interest for the year ended December 31, 2003.

18.      GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, the Company has an accumulated deficit of $1,820,443 as of December 31, 2004 including losses of $240,918 and $536,593 for the years ended December 31, 2004 and 2003. The Company's total liabilities exceed its total assets by $571,123. In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and succeed in its future operations, The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. The Company is actively pursuing additional funding and potential merger or acquisition candidates and strategic partners, which would enhance stockholders' investment. Management believes that the above actions will allow the Company to continue operations through the next fiscal year.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



19.      MEDIA RIGHTS

On January 23, 2004, the company entered into a Media Transfer and Stock Purchase agreement with Digital Alliance Group, LLC (Media Provider) and Millennium Capital Quest Corp. (Agent). On the closing date, the Media Provide conveyed, assigned and transferred all right, title and interest without encumbrance of any kind Media Credits representing Fifty Million Dollars in retail rate card media credits, per the agreement, to the company. The company issued 809,242 shares of its common stock valued at $80,924 for the acquisition of the Media rights. The common stock will be redeemable by the Company for an aggregate price of One Dollar ($1) provided that (a) Nineteen months have elapsed following the closing date and the Company has been unable to use or sell any of the Media credits conveyed. During the period, the Company recorded impairment of the media right acquired, amounting $80,924 due to uncertainty of its utilization. The impairment has been recorded in the accompanying financial statements.


                      KING THOMASON, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2005
                                   (UNAUDITED)


                                     ASSETS
                                     ------
CURRENT ASSETS:
        Cash & cash equivalent                                          $    36,825
        Prepaid expenses                                                        900
                                                                        -----------
                                                                             37,725

PROPERTY AND EQUIPMENT, net                                                   8,603

                                                                        -----------
                                                                        $    46,328
                                                                        ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES:
        Accounts payable and accrued expenses                           $   144,416
        Accrued interest                                                    112,284
        Note payable - officers                                              12,590
        Note payable - related parties                                       88,000
        Note payable- others                                                 54,180
        Convertible notes payable                                           210,000
                                                                        -----------

                Total current liabilities                                   621,470

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' DEFICIT
        Preferred stock, $0.001par value;
          10,000,000 shares authorized; none issued                            --
        Common stock, $0.001 par value;100,000,000 shares authorized;
        20,858,378 shares issued and outstanding                             20,858
        Additional paid in capital                                        1,577,926
        Less: Unamortized prepaid expenses                                 (299,766)
        Accumulated deficit                                              (1,874,160)
                                                                        -----------
                Total stockholders' deficit                                (575,142)
                                                                        -----------
                                                                        $    46,328
                                                                        ===========


The accompanying notes are an integral part of these consolidated financial statements.


                      KING THOMASON, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 & 2004
                                   (UNAUDITED)



                                                             2005            2004
                                                         ------------    ------------
Revenues
Commission income                                        $     18,414    $      7,566
Consulting income                                                --            40,000
                                                         ------------    ------------
           Net revenues                                        18,414          47,566

Operating Expenses
Consulting Expense                                             34,698         165,643
General & Administrative Expense                               25,419          57,604
                                                         ------------    ------------
           Total operating expenses                            60,117         223,247

                                                         ------------    ------------
Loss from operations                                          (41,704)       (175,681)

Non-operating income (expense):
           Interest expense                                    (8,814)        (12,573)
                                                         ------------    ------------
                  Total non-operating income (expense)         (8,814)        (12,573)
                                                         ------------    ------------
Loss before income taxes                                      (50,517)       (188,254)

Provision for income taxes                                      3,200           4,000
                                                         ------------    ------------
Net loss                                                 $    (53,717)   $   (192,254)
                                                         ============    ============

Basic & diluted net loss per share                       $     (0.003)   $     (0.011)
                                                         ============    ============

Basic & diluted weighted average shares outstanding *      20,813,113      16,945,683
                                                         ============    ============


*Weighted average number of shares used to compute basic and diluted loss per share for the three month periods ended March 31, 2005 & 2004 are the same since the effect of dilutive securities are anti-dilutive.



The accompanying notes are an integral part of these consolidated financial statements.


                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 & 2004
                                   (UNAUDITED)


                                                                             2005         2004
                                                                          ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                              $ (53,717)   $(192,254)
    Adjustments to reconcile net loss to net cash provided by (used in)
    operating activities:
          Depreciation and amortization                                      11,454       13,897
          Impairment of media rights                                           --         80,924
          Shares issued for services                                           --          8,200
          (Increase) / decrease in current assets:
                  Prepaid expenses                                            3,075         --
          Increase in current liabilities:
                  Accrued expenses                                              142       93,178
                                                                          ---------    ---------
    Net cash provided by (used in) operating activities                     (39,046)       3,945
                                                                          ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Payment of loans                                                     --         (3,000)
          Proceeds from loans                                                  --         11,500
          Proceeds from issuance of common stock                             40,000         --
                                                                          ---------    ---------
    Net cash provided by financing activities                                40,000        8,500
                                                                          ---------    ---------

NET INCREASE IN CASH & CASH EQUIVALENTS                                         954       12,445

CASH & CASH EQUIVALENTS, BEGINNING BALANCE                                   35,871        2,822
                                                                          ---------    ---------
CASH & CASH EQUIVALENTS, ENDING BALANCE                                   $  36,825    $  15,267
                                                                          ---------    ---------







The accompanying notes are an integral part of these consolidated financial statements.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



1.   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The KingThomason Group, Inc. (KTGI) was organized in accordance with the General Corporation Act of the State of Nevada on November 8, 2000, for the purpose of merging with KingThomason, Inc. (KT), a Nevada corporation and subsidiaries. KTGI had no business operation through December 31, 2001 and was a development-stage company through December 7, 2001, organized for the merger. KTGI effected a merger on December 7, 2001 with KingThomason, Inc. pursuant to approving votes of the shareholders of both corporations.

King Thomason, Inc. (KT) was incorporated in the state of Nevada on July 21, 2000. KT's activities from inception until December 31, 2000 consisted primarily of reviewing possible business opportunities and developing the business model.

Pursuant to  reorganization  agreement  dated  December  31,  2000,  the Company
acquired  one  hundred   percent  (100%)  of  the  common  shares  of  following
subsidiaries:

(1) King Thomason, Inc. CA (KTI):

KTI was incorporated in the state of California on September 11, 1998 to market and sell the cash security retirement plan and personal lines of insurance including homeowners and automobile. KTI's activities consisted primarily of acting as a broker for insurance companies working on commission.

(2) King Thomason Financial Services, Inc. (KTFS):

KTFS was incorporated in the state of California on April 7, 1999, to market and sell the financial and estate planning service, assets management services and the sell of stocks, bond and mutual funds. The Company did not have any activity since end of 2004.

(3) King Thomason Insurance Marketing, Inc. (KTIM):

KTIM was incorporated in the state of California on January 28, 2000 to market and sell insurance policies. The Company began its operations in the period ended June 30, 2001. KTIM's activities consisted primarily of acting as a broker for dental insurance companies working on commission.

(4) King Thomason Credit Card Services, Inc. (KTCC):

KTCC was incorporated in the state of California on January 28, 2000 to underwrite and issue a private label credit card for use with its medical and dental insurance products.

To date the Company has realized no revenues from this business.

(5) King Thomason Franchising, Inc. (KTFI):

KTFI was incorporated in the state of California on August 17, 2000 to franchise a "Financial Center" to offer and sell various financial and insurance products. The Company did not have any activity since its inception.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



Principles of Consolidation & Recapitalization

The accompanying consolidated financial statements for the quarters ended March 31, 2005 and 2004 include the accounts of KTGI and its wholly owned subsidiaries, KTI, KTFS & KTCC & KTIM (collectively "the Company"). All significant inter-company accounts and transactions have been eliminated in consolidation.

Basis of Preparation

The accompanying Interim Consolidated Financial Statements are prepared in accordance with rules set forth in Retaliation SB of the Securities and Exchange Commission. As said, these statements do not include all disclosures required under generally accepted principles and should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, all adjustments consisting of normal reoccurring accruals have been made to the financial statements. The results of operation for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2005.

2.   RECENT PRONOUNCEMENTS

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's second quarter of fiscal 2006. The Company is evaluating the effects adoption of SFAS 123R will have on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, "Exchanges of Nonmonetary Assets." The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is evaluating the effects adoption of SFAS 123R will have on its financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "ACCOUNTING IN CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company will evaluate the impact of EITF 03-01 once final guidance is issued.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


3.   PROPERTY AND EQUIPMENT

Property and equipment consisted of following on March 31, 2005:

          Furniture, fixture and Equipment   $  64,640
          Less: Accumulated depreciation        56,037
                                             ---------
                                             $   8,603
                                             =========

4.   NOTE PAYABLE - OTHER

The Company has a note payable to a vendor amounting to $54,180 as of March 31, 2005. The note was due last December 15, 2004 and has not been paid as of December 31, 2004. The note payable is unsecured and bears an interest rate of 5.8% per year. Per agreement, the note was to be adjusted against the rebates the Company would have received from the vendor, subject to the Company meeting certain production requirements. The note was to be adjusted at 20% of the original balance per year against the rebates earned. However, in June 2002, the Company ceased the association with the entity. Therefore, pursuant to the agreement on the note, entire amount of the note is due and recorded as a current liability. Interest for this note for the quarter ending March 31, 2005 and 2004 was $ 785.

5.   NOTES PAYABLE - OFFICERS

The notes payable amounting $12,590 are due on demand, unsecured and bears an interest rate ranging from 3% to 6% per year. The interest expense accrued on these notes was $ 166 for the quarter ended March 31, 2005 and 2004.

6.   NOTES PAYABLE - RELATED PARTIES

The Company has notes payable to two shareholders amounting $88,000 as of March 31, 2005. The notes are due on demand, unsecured and bear an interest rate of 10% per year. The interest expense accrued on this loan was $2,200 for the quarter ended March 31 2005 and 2004.

7.   CONVERTIBLE DEBENTURE

On July 15, 2002, the Company issued $90,000 worth of 12%, 18-month term, Convertible Debentures (the "Debentures"), on July 18, 2002, the Company issued an additional $100,000 worth of the Debentures with 12%, 18 month term and on October 30, 2002, the Company issued an additional $20,000 worth of the Debentures with 12%, 18 month term.

The holder may extend the term for an additional 18 months with a written notice at least 30 days before the end of the term. The extended note will bear 12.5% interest rate per year. When the note is extended, two additional extension options may be made by the holder with a written notice. Each extension of the note will increase its interest rate by 0.5%. Therefore, effective interest rate will be as follows; Term one-12%, Term two-12.5%, Term three-13%, and Term four-13.5%. The interests are payable quarterly starting October 2002. Interest for the quarter ended March 31, 2005 and 2004 amounted to $ 6,563 and $6,300 respectively.

Attached to the Debentures, the Company granted non-transferable Warrants to purchase, at a purchase price of $0.25 a share, four shares of common stock of the Company for each dollar of the principal amount of the note. The warrants expire on the due dates of the notes.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



8.   STOCKHOLDERS' DEFICIT

During the quarter ended March 31, 2005, the Company issued 50,294 shares of common stock for cash for $40,000 in relation to the stock purchase agreement with Fusion Capital LLC. On October 14, 2004, the Company entered into a common stock purchase agreement to sell Fusion Capital Fund II, LLC (FCF) up to $6 million of newly issued Company's common stock over a period of up to 30 months. Specifically, after the Securities & Exchange Commission has declared effective a registration statement, each month the Company has the right to sell to FCF $200,000 of its common stock at a purchase price based upon the market price of its common stock on the date of each sale without any fixed discount to the market price. At the Company's sole option, Fusion Capital can be required to purchase lesser or greater amounts of common stock each month up to $6.0 million in the aggregate. The Company has the right to control the timing and the amount of stock sold to FCF. The Company also has the right to terminate the agreement at any time without any additional cost. In connection with this, the Company issued 1,204,013 shares of common stock to FCF as commitment shares in October 14, 2004. This was valued at $313,043 based on the market price at the date of issuance. The Company has amortized prepaid funding amounting to $26,087 through March 31, 2005.

During the year ended December 31, 2004, the company issued 1,000,000 shares of common stock for prepaid consulting service amounting $184,500. Through March 31, 2005, the Company has amortized prepaid services amounting $171,690.

During the three month period ended March 31, 2004, the company issued 1,659,242 shares of common stock for consulting service to be provided amounting $241,424.


9.   UNAMORTIZED PREPAID EXPENSES

Unamortized Prepaid Expenses consisted of following on March 31, 2005:

         Prepaid Consulting Expenses (Note 8)            $  12,810
         Prepaid Commitment Expenses (Note 8)              286,956
                                                         ---------
                                                         $ 299,766
                                                         =========

10.  COMMITMENTS

On February 1, 2002 the Company entered into a consulting agreement for 36-month period with a consultant to provide debt management, collections, capital markets, financial and related advice. The Company paid $75,000 pursuant to the consulting agreement in 2002 and accrued $825,002 through July 31, 2004. In August 25, 2004, the Company amended the consulting agreement with the consultant. The amended agreement provides for the waiver of all accrued consulting fees. This amount had been carried on the balance sheet as part of accrued liabilities. The waiver of the accrued liabilities has been reflected in the accompanying financial statements as "Gain on extinguishment of debt" amounting to $825,002. The amended agreement also provides for payment of $ 30,000 payable by August 25, 2004 followed by payments equal to $ 5,000 per month beginning on October 1, 2004 and continuing each month through June 31, 2011, and issuance of 500,000 shares of common stock of the Company to be issued no later than October 1, 2004. The Company paid $ 30,000 to the consultant and issued 500,000 shares of common stock of the Company valued at $130,000, as agreed under the amended agreement. As of December 31, 2004, accrued consulting fees for this consultant amounts to $15,000.

                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



On July 24, 2003, the Company entered into a service agreement with a consultant in connection with an equity placement of its common or preferred stock. The Company issued 175,000 shares of common stock as a retainer and will issue 25,000 shares for each $100,000 of portion thereof, funded. These 175,000 issued shares will not be sold for six months or until the stock price reaches a closing price of $.50 or greater for three consecutive trading days. Relating to advisory services for a merger or acquisition transaction, the Company will pay cash equal to 2% of the cash consideration paid or received and the its common stock equal to 2% of the non-cash consideration paid or received in the transaction.

On January 23, 2004, the company entered into a Media Transfer and Stock Purchase Agreement with Digital Alliance Group, LLC (Media Provider) and Millennium Capital Quest Corp. (Agent). On the closing date, the Media Provide will convey, assign and transfer all right, title and interest without encumbrance of any kind Media Credits representing Fifty Million Dollars in retail rate card media credits to the company. The company issued the company's common stock for 809,242 shares to the Agent-Millennium Capital Quest Corp.

On October 14, 2004, the Company entered into a common stock purchase agreement to sell Fusion Capital Fund II, LLC (FCF) up to $6 million of newly issued Company's common stock over a period of up to 30 months. Specifically, after the Securities & Exchange Commission has declared effective a registration statement, each month the Company has the right to sell to FCF $200,000 of its common stock at a purchase price based upon the market price of its common stock on the date of each sale without any fixed discount to the market price. At the Company's sole option, Fusion Capital can be required to purchase lesser or greater amounts of common stock each month up to $6.0 million in the aggregate. The Company has the right to control the timing and the amount of stock sold to FCF. The Company also has the right to terminate the agreement at any time without any additional cost. In connection with this, the Company issued 1,204,013 shares of common stock to FCF as commitment shares. This was valued at $313,043 based on the market price at the date of issuance. The Company has amortized prepaid funding amounting to $26,087 through March 31, 2005.

11.  EARNINGS PER SHARE

Earnings per share for the quarter ended March 31, 2005 and 2004 were determined by dividing net income for the periods by the weighted average number of both basic and diluted shares of common stock and common stock equivalents outstanding. Stocks to be issued are regarded as common stock equivalents and are considered in diluted earnings per share calculations.

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid $800 for income tax and 0 for interest during the quarter ended March 31, 2005 and $0 for both income tax and interest during the quarter ended March 31, 2004.

13.      GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, the Company has an accumulated deficit of $1,874,160 as of March 31, 2005 including losses of $ 53,717 and $ 192,254 for the quarter ended March 31, 2005 and 2004. The


                    KINGTHOMASON GROUP, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Company's total liabilities exceed its total assets by $575,142. In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and succeed in its future operations, The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. The Company is actively pursuing additional funding and potential merger or acquisition candidates and strategic partners, which would enhance stockholders' investment. Management believes that the above actions will allow the Company to continue operations through the next fiscal year.

14.  SEGMENT REPORTING

The Company had two reportable  segments consisting of (1) commission income and
(2) consulting income in 2004. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The
Company evaluates performance based on sales, gross profit margins and operating profit before income taxes.

The following is information for the Company's reportable segments for the quarter ended March 31, 2004 (in thousands):


                                Commission     Consulting
                                Segment        Segment        Unallocated    Total
                                -----------    -----------    -----------    -----------
Revenue                         $         8    $        40    $      --      $        48
Gross margin                              8             40           --               48
Depreciation and amortization            (2)           (12)          --              (14)
Operating loss                          (27)           (79)           (70)          (176)
Interest expense                         (3)           (10)          --              (13)
Net Loss                                (17)          (105)           (71)          (193)
Identifiable assets                      23             12           --               35
Capital expenditures                   --             --             --             --

The Company operated in one segment for the quarter ended March 31, 2005.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

         The general corporation law of Nevada and the bylaws of the Registrant provide indemnification rights for directors, officers and agents of the Registrant. These indemnification provisions are set forth in the Prospectus under "Indemnification."

Item 25.  Other Expenses of Issuance and Distribution

         The  estimated   expenses  of  this   offering,   other  than  brokers'
commissions, are as follows:

                                                      Estimated
                Item                                    Amount
         ---------------------                        ---------

         Registration fees                            $   2,000
         Transfer agent's fees                              500
         Printing                                         2,000
         Legal                                            5,000
         Accounting                                       2,000
         EDGAR provider fees                                700
                                                      ---------

                                                      $  12,200

         The  Registrant   will  pay  all  the  above   expenses.   The  selling
stockholders will pay none of them.

Item 26.  Recent Sales of Unregistered Securities

         The following information is provided for all securities sold by the Registrant within the past three years without registering the securities under the Securities Act of 1933. All securities, unless otherwise designated, were shares of common stock. There were no underwriters involved in the sales. All sales were made by officers of the registrant.

         All sales were made pursuant to the exemption from registration provided by Regulation D, Rule 506. All purchasers were already known to the registrant and were "accredited investors."

         The information for the period October 2001 through June 10, 2003 is set forth in Part II, Item 26 of Form SB-2 of the Registrant filed June 10, 2003, Commission File No. 333-105698 and is incorporated herein by reference.

         The information for the period June 11, 2003 through June 15, 2005 is as follows:


                                                   $ Value of
                                                  Consideration      Type of             Purchasers or
Date     Class of Stock          No. of Shares       Received     Consideration       Class of Purchasers
----     --------------          -------------       --------     -------------       -------------------
06-03    Common                        667,429       $108,600     Cash                (1)

06-03    Common                         50,000          9,500     Services(2)         Director

06-03    Common                        150,000         15,000     Services(3)         Investlinc Group, LLC

09-03    Common                        175,000         17,500     Services(3)         Sid Anderson

01-04    Common                        809,242         80,924     Services(4)         Millenium Capital Quest Corp.

03-04    Common                        700,000         70,000     Services(3)         Newport Capital Services

03-04    Common                        150,000         15,000     Services(3)         Venture Street Capital, LLC

06-04    Common                      1,235,000        247,000     Cash                (5)

06-04    Common                        150,000         30,000     Services(6)         (7)

09-04    Common                        500,000        825,002     Services(8)         Henry Mauriss

10-04    Common                      1,204,013        260,803     Financing(9)        Fusion Capital Fund II, LLC

10-04    Common                        100,000         21,661     Financing(9)        Fusion Capital Fund II, LLC

10-04    Series A Preferred          1,000,000         50,000     Common Stock(10)    T.E. King III

10-04    Series A Preferred          1,000,000         50,000     Common Stock(10)    Hume Thomason

05-05    Common                         37,500          3,750     Common Stock(11)    Thomas E. King Jr.

---------------------------

         (1)      12 accredited investors.

         (2) Issued to William Walker in consideration of his accepting a position as a director of the registrant.

         (3) Compensation for introducing the registrant to several broker-dealers in an effort to obtain broker-dealer assistance in selling securities in a Regulation D, Rule 506 transaction.

         (4)      Purchase of media credit.

         (5)      36  of  the  39  stockholders   listed  in  this  registration
                  statement under the heading "All Selling Stockholders" other than Fusion Capital Fund.

         (6) Issued to three persons as compensation for their serving as advisory directors of the registrant.

         (7) Al Welsh, David Bray and Sherwood Lee Walker, three of the 39 stockholders listed in this registration statement under the heading "All Selling Stockholders" other than Fusion Capital Funds.

         (8)      Issued in  exchange  for  cancellation  of debt  incurred  for
                  services   rendered  in   providing   telemarketers   for  the
                  registrant's Medical Accounts Receivable Credit Card Program.

         (9) Issued as compensation for Fusion Capital Fund's entering into the Common Stock Purchase Agreement described in this registration statement and 100,000 shares as reimbursement for Fusion Capital Fund's expenses incurred in connection with entering into such agreement.

         (10) The two principal stockholders and controlling persons of the registrant each exchanged 500,000 shares of his common stock in the registrant for 1,000,000 shares of Series A Preferred Stock. Each share of the Preferred Stock has 10 votes in all matters to be voted upon by the registrant's stockholders. The 1,000,000 shares of Preferred Stock are convertible at any time back into the 500,000 shares of common stock.

         (11) Issued in exchange for cancellation of interest due on loan made to the company.

Exhibits

         The  following   exhibits  are  filed  as  part  of  this  Registration
Statement:

Exhibit
Number            Description of Exhibit
------            ----------------------

3.1               - Articles of Incorporation of The KingThomason Group, Inc.*

3.1.1             - Certificate  of  Amendment  to  Articles  of   Incorporation
                    pursuant to NRS 78.385 and 78.390 (increasing the authorized capital and designating Series A Convertible, Voting Preferred Stock). ++

3.2               - Bylaws of The KingThomason Group, Inc.*

5.1               - Opinion of Thomas J. Kenan, Esq.+*

10.7              - 2001 Stock  Option Plan adopted by The  KingThomason  Group,
                    Inc.**

10.8              - Agreement of April 1, 2002 between  KingThomason Credit Card
                    Services, Inc. and Cal-Centurion Management Insurance Services, Inc., the agent for Los Angeles Foundation for Medical Care.*+

10.9              - Common  Stock  Purchase  Agreement  between  registrant  and
                    Fusion Capital Fund II, LLC dated October 14, 2004.+

10.10             - Registration  Rights Agreement between registrant and Fusion
                    Capital Fund II, LLC dated October 14, 2004.+

10.11             - Asset Management  Agreement between KingThomason Credit Card
                    Services Corporation and CrediTrends Technology Corporation dated March 31, 2002.+++

10.12             - Strategic  Marketing  Agreement between  KingThomason Credit
                    Card Services, Inc. and Medical Capital Corporation dated March 1, 2004.+++

10.13             - Strategic Marketing Agreement between KingThomason, Inc. and
                    American  Select  Insurance  Management   Corporation  dated
                    December 1, 2001.+++

10.14             - Media  Transfer  and  Stock  Purchase  Agreement  among  the registrant, Digital Alliance Group, LLC, and Millennium Capital Quest Corp. dated January 23, 2004.+++

14                - Code of Ethics for the Chief  Executive  Officer  and Senior
                    Financial Officers.++

19                - Letter to the Shareholders.++

20.1              - Audit Committee Charter.++

20.2              - Compensation Committee Charter.++

20.3              - Governance and Nominating Committee Charter.++

20.4              - Corporate Governance Principles.++

21.1              - List of Subsidiaries.+++

23.1              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement. (Superseded by Exhibit 23.3.)

23.2              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries. (Superseded by Exhibit 23.4.)

23.3              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement. (Superseded by Exhibit 23.5.)

23.4              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries. (Superseded by Exhibit 23.6.)

23.5              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement. (Superseded by Exhibit 23.7.)

23.6              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries. (Superseded by Exhibit 23.8.)

23.7              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement.

23.8              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries.

99.1              - Registrant's press release dated October 18, 2004.+


* Previously filed with Amendment No. 1 on Form S-4 to Form SB-2, Commission File #333-60980, EDGAR Accession #0001060830-01-500046 on
         May 22, 2001; incorporated herein.

**       Previously filed with Form 10-QSB 09-30-01, Commission File #333-60880,
         EDGAR   Accession   #0001060830-01-500136   on   November   13,   2001;
         incorporated herein.

*** Previously filed with Form 10-KSB 12-31-02, Commission File #333-60880, EDGAR Accession #0001060830-03-000065 on March 31, 2003; incorporated herein.

+ Previously filed with Form 8-K 10-14-04, Commission File #333-60880, EDGAR Accession #0001060830-04-000344 on October 20, 2004; incorporated herein.

++ Previously filed with Form 8-K 11-16-04, Commission File #333-120394, EDGAR Accession #0001060830-04-000405 on December 1, 2004; incorporated herein.

+++      Previously  filed with Form SB-2 Am. 1,  Commission  File  #333-120394,
         EDGAR   Accession   #0001060830-04-000420   on   December   22,   2004,
         incorporated herein.

*+ Previously filed as Exhibit 10.7 with Form SB-2, Commission File #333-90820, EDGAR Accession #0001060830-02-000099 on June 20, 2002;
         incorporated herein.

+* Previously filed as Exhibit 5.1 with Form SB-2 Am 2, Commission File No. 333-90820, EDGAR Accession #0001060830-05-000035, incorporated herein.

ITEM 28. UNDERTAKINGS

         The KingThomason Group, Inc. will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually, or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Redondo Beach, state of California, on June 20, 2005.

                          THE KINGTHOMASON GROUP, INC.



                          By /s/ Thomas E. King III
                            ----------------------------------------------------
                            T. E. King, III, President


In accordance with the requirements of the Securities Act of 1933, this registration statement wzas signed by the following persons in the capacities and on the dates stated:



Date:  June 20, 2005         /s/ Thomas E. King III
                            ----------------------------------------------------
                            T. E. King, III, President, Chief Financial Officer, Chief Accounting Officer and Director



Date:  June 20, 2005         /s/ Hume A. Tom Thomason
                            ----------------------------------------------------
                            Hume A. Tom Thomason, Secretary and Director



Date:  June 20, 2005         /s/ William T. Walker, Jr.
                            ----------------------------------------------------
                            William T. Walker, Jr., Director

PROSPECTUS DELIVERY OBLIGATION. All dealers or brokers that effect transactions in these securities for the selling security holders are required to deliver a Prospectus.

                          The KingThomason Group, Inc.
                         Commission File No. 333-120394


                                  EXHIBIT INDEX

                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM SB-2

         The  following   exhibits  are  filed  as  part  of  this  Registration
Statement:

Exhibit
Number            Description of Exhibit
------            ----------------------

3.1               - Articles of Incorporation of The KingThomason Group, Inc.*

3.1.1             - Certificate  of  Amendment  to  Articles  of   Incorporation
                    pursuant to NRS 78.385 and 78.390 (increasing the authorized capital and designating Series A Convertible, Voting Preferred Stock). ++

3.2               - Bylaws of The KingThomason Group, Inc.*

5.1               - Opinion of Thomas J. Kenan, Esq.+*

10.7              - 2001 Stock  Option Plan adopted by The  KingThomason  Group,
                    Inc.**

10.8              - Agreement of April 1, 2002 between  KingThomason Credit Card
                    Services, Inc. and Cal-Centurion Management Insurance Services, Inc., the agent for Los Angeles Foundation for Medical Care.*+

10.9              - Common  Stock  Purchase  Agreement  between  registrant  and
                    Fusion Capital Fund II, LLC dated October 14, 2004.+

10.10             - Registration  Rights Agreement between registrant and Fusion
                    Capital Fund II, LLC dated October 14, 2004.+

10.11             - Asset Management  Agreement between KingThomason Credit Card
                    Services Corporation and CrediTrends Technology Corporation dated March 31, 2002.+++

10.12             - Strategic  Marketing  Agreement between  KingThomason Credit
                    Card Services, Inc. and Medical Capital Corporation dated March 1, 2004.+++

10.13             - Strategic Marketing Agreement between KingThomason, Inc. and
                    American  Select  Insurance  Management   Corporation  dated
                    December 1, 2001.+++

10.14             - Media  Transfer  and  Stock  Purchase  Agreement  among  the registrant, Digital Alliance Group, LLC, and Millennium Capital Quest Corp. dated January 23, 2004.+++

14                - Code of Ethics for the Chief  Executive  Officer  and Senior
                    Financial Officers.++

19                - Letter to the Shareholders.++

20.1              - Audit Committee Charter.++

20.2              - Compensation Committee Charter.++

20.3              - Governance and Nominating Committee Charter.++

20.4              - Corporate Governance Principles.++

21.1              - List of Subsidiaries.+++

23.1              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement. (Superseded by Exhibit 23.3.)

23.2              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries. (Superseded by Exhibit 23.4.)

23.3              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement. (Superseded by Exhibit 23.5.)

23.4              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries. (Superseded by Exhibit 23.6.)

23.5              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement. (Superseded by Exhibit 23.7.)

23.6              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries. (Superseded by Exhibit 23.8.)

23.7              - Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon information contained in the Registrant's Form SB-2 Registration Statement.

23.8              - Consent of Kabani & Company,  Inc.,  independent auditors of
                    The KingThomason Group, Inc. and subsidiaries.

99.1              - Registrant's press release dated October 18, 2004.+


* Previously filed with Amendment No. 1 on Form S-4 to Form SB-2, Commission File #333-60980, EDGAR Accession #0001060830-01-500046 on
         May 22, 2001; incorporated herein.

**       Previously filed with Form 10-QSB 09-30-01, Commission File #333-60880,
         EDGAR   Accession   #0001060830-01-500136   on   November   13,   2001;
         incorporated herein.

*** Previously filed with Form 10-KSB 12-31-02, Commission File #333-60880, EDGAR Accession #0001060830-03-000065 on March 31, 2003; incorporated herein.

+ Previously filed with Form 8-K 10-14-04, Commission File #333-60880, EDGAR Accession #0001060830-04-000344 on October 20, 2004; incorporated herein.

++ Previously filed with Form 8-K 11-16-04, Commission File #333-120394, EDGAR Accession #0001060830-04-000405 on December 1, 2004; incorporated herein.

+++      Previously  filed with Form SB-2 Am. 1,  Commission  File  #333-120394,
         EDGAR   Accession   #0001060830-04-000420   on   December   22,   2004,
         incorporated herein.

*+ Previously filed as Exhibit 10.7 with Form SB-2, Commission File #333-90820, EDGAR Accession #0001060830-02-000099 on June 20, 2002;
         incorporated herein.

+* Previously filed as Exhibit 5.1 with Form SB-2 Am 2, Commission File No. 333-90820, EDGAR Accession #0001060830-05-000035, incorporated herein.